Exhibit 99.2

CALEDONIA MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR – SOLICITATION OF PROXIES

APRIL 14, 2015

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
EXERCISE OF DISCRETION BY PROXIES	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	2
RECORD DATE	3
QUORUM REQUIREMENTS	3
VOTING BY REGISTERED SHAREHOLDERS	3
NON REGISTERED SHAREHOLDERS	3
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	4
PRESENTATION OF FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	5
Bankruptcy, Insolvency and Cease Trade Order	6
REAPPOINTMENT OF AUDITORS	6
APPROVAL OF THE EQUITY INCENTIVE COMPENSATION PLAN	7
Current Option Plan	7
Incentive Plan	7
Summary	7
Common Shares Issuable Pursuant to the Incentive Plan	8
Types of Awards	8
Assignability	10
Cessation of Awards	10
Corporate Reorganization and Change of Control	11
Procedures for Amending	12
Shareholder Approval	12
Recommendation of the Board	13
Ratification of Advance Notice Amendment to By-Laws	13
OTHER MATTERS TO BE ACTED UPON	14
EQUITY COMPENSATION PLAN INFORMATION	15
PERFORMANCE GRAPH	15
EXECUTIVE COMPENSATION	16
Compensation Discussion and Analysis	16
Option-based awards	17
Compensation governance	17
Independent Compensation Consultant	17
Compensation Consultant Fees	17
Summary Compensation Table	18
Option Repricing:	19
Outstanding share based awards and option based awards	19
Termination and Change of Control Benefits	20

DIRECTOR COMPENSATION TABLE	21
CORPORATE GOVERNANCE PRACTICE	21
Mandate of the Board	21
Director Tenure	22
Board Composition	22
Majority Voting Policy	23
Diversity	23
Board Committees	23
Audit Committee	23
ADDITIONAL INFORMATION	24
APPROVAL	25
APPENDIX "A"	26
APPENDIX "B"	27
APPENDIX "C"	29
APPENDIX "D"	30
APPENDIX "E"	33
APPENDIX "F"	34
APPENDIX "G"	40

CALEDONIA MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation (the “Company”) will be held on Thursday, May 14, 2015 at 10:00 a.m. (Toronto local time) at 40 King Street West, 44th Floor (Boardroom No. 44-01), Scotia Plaza, Toronto, Ontario (the offices of the Company’s Toronto solicitors, Borden Ladner Gervais LLP), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2014, together with the report of the auditor thereon;

2.	To elect the directors of the Company for the ensuing year;

3.	To re-appoint the auditor of the Company for the ensuing year and authorize the directors to fix its remuneration;

4.
To consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution, to ratify, confirm and approve the adoption of the 2015 omnibus equity incentive compensation plan of the Company approved by the directors of the Company as of April 13, 2015;

5.	To consider, and if deemed advisable, approve an amendment to the Company’s By-Law No.1; and

6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

April 9, 2015 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of and to vote at the Meeting.  The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

In order to ensure representation at the Meeting, registered shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 5:00 p.m. (Toronto time) on May 12, 2015 or 48 hours prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their form of proxy and vote their shares. Non-registered shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee.

DATED as of the 14th day of April, 2015.
By order of the Board of Directors
CALEDONIA MINING CORPORATION

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman

CALEDONIA MINING CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is provided in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (“Shareholders”) of Caledonia Mining Corporation (the “Company”) to be held on Thursday May 14, 2015 at 10:00 a.m. at 40 King Street West, 44th Floor (Boardroom No. 44-01), Scotia Plaza, Toronto, Ontario (the offices of the Company’s Toronto solicitors, Borden Ladner Gervais LLP), or at any adjournment thereof (the “Meeting”) for the purposes set forth in the Company’s notice of annual and special meeting dated as of April 14, 2015 (the “Notice of Meeting”).

The enclosed proxy is being solicited by the management of the Company. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, by facsimile, by the internet, by advertisement or by other personal contact by directors, officers and other employees of the Company. The entire cost of the solicitation will be borne by the Company.

Unless otherwise indicated, the information contained in this Circular is given as at April 14, 2015.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company (“Directors”).  A Shareholder desiring to appoint some other person to represent him, her or it at the Meeting may do so by inserting such person’s name, who need not be a Shareholder, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  Proxies may also be submitted electronically pursuant to the instructions which accompany this Circular.  In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 by not later than 5:00 p.m. (Toronto local time) on Thursday May 12, 2015.

A Shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them.  In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and FOR the re-election of the existing Directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 14, 2015, the Company had issued and outstanding 52,117,908 common shares (each, a “Common Share”), each carrying the right of one vote per share.

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To the knowledge of the directors and officers of the Company, other than as set out below, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all Common Shares. Allan Gray Proprietary Limited, a South African investment fund manager, has disclosed that two funds of which it is the manager, beneficially own, directly or indirectly, and that it exercises control or direction over, 6,382,500 Common Shares, representing 12.25 per cent of the the issued and outstanding  Common Shares.

RECORD DATE

The Board of Directors of the Company (“Board of Directors” or the “Board”) has fixed the record date as April 9, 2015 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the Shareholders of record at 5:00 p.m. (Toronto local time) on April 9, 2015.  The failure of any Shareholder to receive the Notice of Meeting will not deprive the Shareholder of the right to vote at the Meeting.

QUORUM REQUIREMENTS

The quorum requirement for the Meeting is that there be two members present in person or by proxy and that there be representation in person or by proxy of shareholders holding at least 5% of the issued shares of the Company.  As the Company has 52,117,908 Common Shares issued the requirement for the Meeting will be that there be shareholder representation of at least 2,605,896 Common Shares.

VOTING BY REGISTERED SHAREHOLDERS

A registered Shareholder is a person whose shares are registered directly in its own name in the records of registered shareholders maintained for the Company by the transfer agent and registrar, Computershare.

In order to ensure representation at the Meeting, registered Shareholders must complete, date and sign the enclosed form of proxy, or other appropriate form of proxy and, in either case: (i) deliver the completed proxy to the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 in the addressed envelope enclosed; or (ii) submit the completed proxy to Computershare, facsimile number (416) 263-9524 or 1-866-249-7775, by no later than 5:00 p.m. (Toronto time) on May 12, 2015 or 48 hours prior to the time of any adjournment or postponement of the Meeting.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  Most Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co, the nominee of CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.  Non-registered Shareholders are advised that only proxies from Shareholders of record will be recognized and voted at the meeting.  In accordance with the requirements as set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

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(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than the election of Directors and approval of the Incentive Plan (as defined below), none of the Directors or executive officers of the Company, no proposed nominee for election as a Director, none of the persons who have been Directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PRESENTATION OF FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements for the financial year ended December 31, 2014, together with the report of the auditor thereon, will be placed before the Meeting. The annual audited consolidated financial statements of the Company are available on SEDAR at www.sedar.com or on the Company’s website at www.caledoniamining.com.  No vote with respect thereto is required or will be taken.

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ELECTION OF DIRECTORS

Currently, the Board of Directors is comprised of six members, all of whom will be standing for re-election at the Meeting. The Board has determined that the number of directors of the Company to be elected at the Meeting is six. All directors so elected will, subject to the by-laws of the Company and to applicable laws, hold office until the close of the next annual meeting of Shareholders, or until their respective successors are elected or appointed.

The following table sets forth for all persons proposed to be nominated for election as directors, the positions and offices with the Company now held by them, their present principal occupation and principal occupation(s) for the preceding five years, the periods during which they have served as directors of the Company, their respective status as an independent or non-independent Director, and the number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of April 14, 2015.

Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since and Independence Status	Number of Common Shares* As of April 14, 2015
Leigh A. Wilson(1)(2)(3)(4)(5)(7)(8)(9) Director, Stuart, Florida, USA	Chairman of the Victory Portfolios (investment funds).	2012 Independent	72,500
Steven Curtis(4)(5)(7) President & Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of subsidiaries; prior to November 17, 2014 Vice President Finance and Chief Financial Officer of the Company.	2008 Non-Independent	270,000
James Johnstone(2)(5)(6)(7)(8) Director Gibsons, British Columbia, Canada	Retired. Formerly, Chief Operating Officer of the Company and Director of various subsidiary companies until September 30, 2006.	1997 Independent	16,000
Richard Patricio(2)(3)(7) Director, Toronto, Ontario Canada	Chief Executive Officer of Pinetree Capital Ltd. (investment firm); prior to January 26, 2015, Vice-President, Legal & Corporate Affairs of Pinetree Capital Ltd.	2012 Independent	Nil
John Kelly(1)(2)(3)(7) Director, Pound Ridge, New York, USA
Partner, EndGate Commodities LLC (commodities trading services); prior to August 2014, Chief Operating Officer of Liquidnet Holdings, Inc. (electronic institutional equities trading); prior to December 2011, Managing Partner of CrossRoad LLC (strategy consulting).
		2012 Independent	Nil
Johan Holtzhausen (1)(2)(5)(6)(7)(8) Director Western Cape, South Africa	Business consultant and ex Audit partner of KPMG Inc.	2013 Independent	Nil

Notes:
(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.
(3)  Member of Corporate Governance Committee.
(4)  Member of Nominating Committee.
(5)  Member of Disclosure Committee.
(6)  Member of Technical Committee.
(7)  Member of Strategic Planning Committee.
(8)  Member of Life of Mine Committee.
(9)  Chairman of the Board of Directors.

*The information in this Circular as to shares beneficially owned or controlled or directed not being within the knowledge of the Company, has been furnished by the respective nominees individually.

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All of the nominees are now members of the Board of Directors and have been since the dates indicated above.  The persons designated in the enclosed proxy form, unless instructed otherwise, intend to vote FOR the election of the above nominees.  Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Bankruptcy, Insolvency and Cease-Trade Order

To the knowledge of the Company, except as noted below, none of the Nominees:

(a)
is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of a corporation that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation which was in effect for a period of more than 30 consecutive days that was issued while the Nominee was acting in the capacity of director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer;

(b)
is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director or executive officer of any corporation, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr John Kelly served as a director of Halo Technology Holdings (“Halo”), an SEC reporting company that traded on the OTC bulletin board, from April 18, 2005 through October 20, 2006. Halo filed for chapter 11 bankruptcy (US Bankruptcy Code) on August 21, 2007.

At the date of this Circular certain Directors are also directors of the following public issuers:

Richard Patricio	Macusani Yellowcake Inc.; U308 Corp.; Toro Energy Limited; Mega Precious Metals Inc.; Terreno Resources Corp.; Energy Fuels Inc.; Macarthur Minerals Limited; and NexGen Energy Ltd.

Johan Holtzhausen	DRDGOLD Limited

REAPPOINTMENT OF AUDITORS

The Shareholders will be asked to vote for the reappointment of KPMG Inc. as Auditors of the Company, to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, at remuneration to be settled by the Board of Directors.  KPMG Inc. has been the auditor of the Company since April 30, 2013.

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The persons named in the enclosed form of proxy, if named as proxy, intend to vote IN FAVOUR of the resolution regarding the reappointment of KPMG Inc. as the Company’s auditors and the authorization of the Directors to fix the auditors’ remuneration unless a Shareholder has specified in his proxy that his shares are to be voted against such resolution.

APPROVAL OF THE EQUITY INCENTIVE COMPENSATION PLAN

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to pass with or without variation, an ordinary resolution (the “Incentive Plan Resolution”), to ratify, confirm and approve the adoption of the 2015 omnibus equity incentive compensation plan of the Company (the “Incentive Plan”) approved by the directors of the Company as of April 13, 2015 (the “Effective Date”).  A copy of the Incentive Plan Resolution is set out in Appendix “A” of this Circular.

Current Option Plan

The Company’s current stock option plan dated April 10, 2007, as amended as of March 31, 2011, (the “Option Plan”) was most recently approved by the Shareholders at the annual general meeting held on May 20, 2014. A summary of the Option Plan is provided at Appendix “B”.  If the Incentive Plan Resolution is passed the Incentive Plan will, in respect of options previously issued pursuant to the Option Plan, serve as the successor to the Option Plan and no further awards will be made under the Option Plan from and after the Effective Date.  All options previously granted under the Option Plan will remain outstanding in accordance with their terms under the Option Plan and will reduce the number of Common Shares reserved for issuance to participants under the Incentive Plan by a corresponding amount. If shareholders do not approve the adoption of the Incentive Plan, the Stock Option Plan will remain in place and the Board will continue to grant options pursuant to the Option Plan. As of the date of this Circular, the Company has 52,117,908 Common Shares issued and outstanding.  Options cannot be granted on this date as to more 5,211,791 Common Shares, being 10% of the issued and outstanding Common Shares.  As of the date of this Circular, the Company has granted Options pursuant to the Option Plan to its, and its Subsidiaries’, directors, officers and service providers exercisable for 2,125,920 Common Shares (representing approximately 4.1%) of the Common Shares issued and outstanding.  Therefore, the Company could, based on the present issued Common Shares, issue Options exercisable for an additional 3,085,871 Common Shares (approximately 5.9%), which are available for issuance until May 20, 2017.

Incentive Plan

Summary

The following is a summary of the principal terms of the Incentive Plan, which is qualified in its entirety by reference to the text of the Incentive Plan, a copy of which is attached at Appendix “C”.  All capitalized terms used in this summary without definition have the meanings attributed to them in the Incentive Plan.

Employees, directors and consultants of the Company and its Affiliates are eligible to participate in the Incentive Plan (the “Eligible Participants” and, following the grant of an award (an “Award”) pursuant to the Incentive Plan, the “Participants”).  The purposes of the Incentive Plan is: (i) to promote a significant alignment between Eligible Participants and the growth objectives of the Company; (ii) to associate a portion of Participants’ compensation with the performance of the Company over the long term; and (iii) to attract, motivate and retain the critical employees to drive the business success of the Company.

The Board or a committee authorized by the Board (the “Committee”) will be responsible for administering the Incentive Plan.  The Committee will have full and exclusive discretionary power to interpret the terms and the intent of the Incentive Plan and any Award agreement or other agreement in connection with the Incentive Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper.

The Incentive Plan will permit the Committee to grant Awards for stock options (“Options”), share appreciation rights (“SARs”) restricted shares (“Restricted Shares”), restricted share units (“RSUs”), deferred stock units (“DSUs”), performance shares (“Performance Shares”), performance units (“PSU”) and share-based awards (“SBAs”) to Eligible Participants.

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Common Shares Issuable Pursuant to the Incentive Plan

The number of Common Shares reserved for issuance to Participants under the Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 10% of the issued and outstanding Common Shares of the Company from time to time. Subject to applicable law, the requirements of the TSX and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

The number of Common Shares reserved for issue pursuant to all share compensation arrangements to insiders of the Company will not exceed an aggregate of 10% of the aggregate outstanding Common Shares of the Company. Within any one-year period, the number of Common Shares issued to insiders pursuant to this Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 10% of the aggregate outstanding Common Shares of the Company.

The number of Common Shares equivalent to the number of Awards that have been issued, exercised, terminated, cancelled, redeemed, repurchased or expired, at any time, are immediately re-reserved for issuance under the Plan and available for future issuances subject to the limits contained in the Incentive Plan.

The Incentive Plan does not provide for financial assistance to Participants with respect to an Award granted under the Incentive Plan except that procedures allowing for “cashless exercise” of Options may be permitted whereby a Participant may receive the net value of an Option that is exercised without paying the exercise price directly.

Types of Awards

Options

An Option is a conditional right to purchase Common Shares at a stated option price for a specified period of time. The Committee may grant Options to any Eligible Participant at any time, in such number and on such terms as will be determined by the Committee in its discretion. The exercise price for any Option granted pursuant to the Incentive Plan will be determined by the Committee and specified in the Award Agreement. The price will not be less than the fair market value of the Common Shares on the day of grant (which cannot be less than the greater of (i) the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately prior to the grant date; or (ii) the closing price of the Common Shares on the TSX on the trading day immediately prior to the grant date).  The Committee may impose such restrictions on Common Shares acquired pursuant to an Option granted under the Incentive Plan as it deems advisable.

Options will vest and become exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee in each instance approves.

Options will expire at such time as the Committee determines at the time of grant; provided, however that no Option will be exercisable later than the tenth anniversary date of its grant, except where the expiry date of any Option would occur in a blackout period or within five days of the end of a blackout period, in which case the expiry date will be automatically extended to the tenth business day following the last day of a blackout period.

Share Appreciation Rights

Share Appreciation Rights or SARs are the conditional right to receive the difference between the fair market value of a Common Share on the date of exercise over the grant price. The fair market value, being a price that is determined by the Committee, provided that such price cannot be less than the greater of (i) the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately prior to the grant date or (ii) the closing price of the Shares on the TSX on the trading day immediately prior to the grant date. The Committee may grant SARs to any Eligible Participant at any time and on such terms as will be determined by the Committee in its discretion.  The grant price of any SAR granted pursuant to the Incentive Plan will be determined by the Committee and specified in the Award Agreement. The price will not be less than the fair market value of the Common Shares on the day of grant. The grant price of a SAR granted in conjunction with Options (“Tandem SAR”), will be equal to the option price of the related Option. SARs will vest and become exercisable upon whatever terms and conditions the Committee, in its discretion, imposes.  Additionally, Tandem SARs will only be exercisable upon the surrender of the right to receive Common Shares under the related Options. SARs will expire at such time as the Committee determines and, except as determined otherwise by the Committee and specified in the SAR Award Agreement, no SAR will be exercisable later than the tenth anniversary date of its grant.  However, the expiry date of any SAR shall be extended to the tenth business day following the last day of a blackout period if the expiry date would otherwise occur in a blackout period or within five days of the end of the blackout period

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Upon the exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount representing the difference between the fair market value of the underlying Common Shares on the date of exercise over the grant price.  At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares of equivalent value, in some combination thereof, or in any other form approved by the Committee at its sole discretion.

Restricted Shares and Restricted Share Units.

Restricted Shares are awards of Common Shares that are subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events, over a period of time, as determined by the Committee.  Restricted Share Units are similar to Restricted Shares, but provide a right to receive Common Shares or cash or a combination of the two upon settlement.  The Committee may grant Restricted Shares and/or RSUs to any Eligible Participant at any time and on such terms as the Committee determines.  The Committee may impose such restrictions and conditions on any Restricted Share or RSU granted pursuant to the Incentive Plan as it may deem advisable.  During the period of restriction, Participants holding Restricted Shares have full voting rights. The Committee may determine that holders of Restricted Shares and/or RSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares.

Unless otherwise determined by the Committee or as set out in any Award Agreement, no RSU will vest later than three years after the date of grant.When a RSU becomes payable, the Company may make payments in settlement of such units in cash, Common Shares of equivalent value, or some other form as determined by the Committee in its discretion.

Deferred Share Units.

DSUs are awards denominated in units that provide the holder with a right to receive Common Shares or cash or a combination of the two upon settlement.  The Committee may grant DSUs to any Eligible Participant at any time, in such number and on such terms as will be determined in by the Committee in its discretion.

Performance Shares and Performance Share Units.

Performance Shares are awards, denominated in Common Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.  PSUs are equivalent to Performance Shares but are denominated in units.  The Committee may grant Performance Shares and/or PSUs to any Eligible Participant at any time, in such number and on such terms as may be determined by the Committee in its discretion.  Each Performance Share and PSU will have an initial value equal to the fair market value of a Common Share on the date of grant.  The Committee will set performance criteria for a Performance Share or PSU in its discretion and the period of time during which the assigned performance criteria must be met.  The extent to which the performance criteria is met will determine the ultimate value and/or number of Performance Shares or PSUs that will be paid to the Participant.

The Committee may pay earned Performance Shares or PSUs in the form of cash or Common Shares equal to the value of the Performance Share or PSU at the end of the performance period.  The Committee may determine that holders of Performance Shares or PSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares.

9

Share-Based Awards.

The Committee may, to the extent permitted by the TSX, grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Incentive Plan in such amounts and subject to such terms and conditions as the Committee determines; provided that the maximum number of SBAs issued in any calendar year shall not exceed one per cent (1%) of the issued and outstanding Shares on January 1 of such calendar year.  Such SBAs may involve the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares, subject to applicable corporate law and securities law requirements.

Assignability

Other than Restricted Shares and RSUs, Awards will be non-transferable and non-assignable except as provided in a Participant’s Award Agreement, by will or by the law of descent and distribution. Such Awards will be exercisable during the Participant’s lifetime only by the Participant.  Restricted Shares and RSUs will be non-transferable and non-assignable until the end of the applicable period of restriction specified in the Award Agreement (and in the case of RSUs until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee.

Cessation of Awards

Death.

If the Participant dies while an employee, director of, or consultant to, the Company or an Affiliate: (i) any of the Options held by the Participant that are exercisable at the date of death continue to be exercisable by the executor or administrator of the Participant’s estate until the earlier of twelve months after the date of death and the date on which the exercise period of the particular Option expires; (ii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have vested as at the date of death will be paid to the Participant's estate (iii) any of the Options held by the Participant that are not yet vested at the date of death immediately expire; (iv) the number of Performance Shares or PSUs held by the Participant that have not vested at the date of death (the “Deemed Awards”) will be adjusted as set out in the applicable Award Agreement; (v) any Restricted Share, RSUs or Deemed Awards held by the Participant that have not vested as at the date of death vest immediately; (vi) the provisions of the applicable award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the date of death.

Disability.

If the Participant suffers a disability while an employee, director of, or consultant to, the Company or an Affiliate resulting in termination: (i) any of the Options held by the Participant that are exercisable on the last day worked continue to be exercisable until the earlier of three months after the last day of work and the date on which the exercise period of the particular Option expires; (ii) any of the Options held by the Participant that are not yet vested at the last day of work immediately expire; (iii) the number of Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested will be reduced in accordance with the Incentive Plan and continue to vest in accordance with the original vesting date; (iv) the provisions of the applicable award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the last day worked.

Retirement.

Upon retirement of a Participant from the Participant’s employment or term of office or engagement with the Company or Affiliate: (i) any of the Options held by the Participant that are exercisable on the date of retirement continue to be exercisable until the earlier of six months after the date of retirement and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the date of retirement will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested at the date of retirement will continue to vest in accordance with the terms of the Incentive Plan and Award Agreement following the date of retirement until the earlier of the date determined by the Committee and the date on which the RSUs or PSUs vest pursuant to the original Award Agreement; (iv) any of the Options held by the Participant that are not yet vested at the date of retirement immediately expire; (v) the provisions of the applicable award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases, with respect to Options, as of the date that the Company or an Affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated and, with respect to Restricted Shares, RSUs, Performance Shares and PSUs, the date of retirement.

10

Termination.

Upon termination of the Participant’s employment or term of office or engagement with the Company for any reason other than death or voluntary retirement or disability: (i) any of the Options held by the Participant that are exercisable on the Termination Date continue to be exercisable until the earlier of three months after the Termination Date and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the Termination Date will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that are not yet vested at the Termination Date will be immediately cancelled; (iv) any of the Options held by the Participant that are not yet vested at the Termination Date immediately expire; (v) the provisions of the applicable award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the date that the Company or an Affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated.

Corporate Reorganization and Change of Control

In the event of any merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution to shareholders of the Company, or any similar corporate event or transaction (a “Corporate Reorganization”), the Committee will make or provide for such adjustments or substitutions as are equitably necessary in: (i) the number and kind of securities that may be issued under the Incentive Plan, (ii) the number and kind of securities subject to outstanding Awards, (iii) the price applicable to outstanding Awards, (iv) the total share authorization, (v) the limit on issuing Awards except as provided for in the Incentive Plan, and (vi) any other value determinations applicable to outstanding Awards or to the Incentive Plan.

In connection with a Corporate Reorganization, the Committee will have the discretion to permit a holder of Options to purchase on the exercise of such Option, in lieu of the Common Shares, securities or other property that the holder would have been entitled to receive as a result of the Corporate Reorganization if that holder had owned all Common Shares that were subject to the Option.

In the event of a Change of Control, the Committee will have discretion to cancel all outstanding Options, SARs, and DSUs, and the value of such Awards will be paid in cash. However, no cancellation will occur with respect to an Award if the Committee determines, in good faith, that the Award will be honoured, assumed or substituted by a successor Company or Affiliate, provided that such honoured, assumed or substituted Award must: (a) be based on stock which is traded on the TSX and/or an established securities market in London, England or the United States; (b) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award; (c) recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control; and (d) have substantially equivalent economic value to such Award.

11

A Change of Control will not result in the vesting of unvested Restricted Shares, RSUs, Performance Shares or PSUs provided that: (i) such unvested Awards will continue to vest in accordance with the Incentive Plan and applicable Award Agreement; (ii) any successor entity agrees to assume the obligations of the Company in respect of such unvested awards; and (iii) for Performance Shares or PSUs, the level of achievement of Performance Goals for Fiscal Years completed prior to the date of the Change of Control will be based on the actual performance achieved to the date of the Change of Control and the level of achievement of Performance Goals for Fiscal Years completed following the date of the Change of Control will be based on the assumed achievement of 100% of the Performance Goals. Where a Participant’s employment or term of office or engagement is terminated for any reason, other than for Cause, during the 24 months following a Change in Control, any unvested Restricted Shares, RSUs, Performance Shares or PSUs: (i) will be deemed to have vested as at the date of such termination and will become payable as at the date of termination; and (ii) for Performance Shares or PSUs, the level of achievement of Performance Goals for any unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the fiscal year immediately prior to the date of termination.

Procedures for Amending

Except as set out below, and as otherwise provided by law or stock exchange rules, the Incentive Plan may be amended, altered modified, suspended or terminated by the Committee at any time, without notice or approval from shareholders, including but not limited to for the purposes of:

(a)	making any amendments to the general vesting provisions of any Award;

(b)	making any amendments to the general term of any Award provided that no Award held by an insider may be extended beyond its original expiry date;

(c)	making any amendments to add covenants or obligations of the Company for the protection of Participants;

(d)
making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

(e)	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Amendments requiring the prior approval of the Company’s shareholders are: (i) a reduction in the price of a previously granted Option or SAR benefitting an insider; (ii) an increase the total number of Common Shares available under the Incentive Plan; (iii) an increase to the limit on the number of Common Shares issued or issuable under the Incentive Plan to insiders; (iv) an extension of the expiry date of an Option or SAR; and (v) any amendment to the amendment provisions of the Incentive Plan.

Other than expressly provided for in an Award Agreement or the Incentive Plan, the Committee will not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Incentive Plan without the consent of the Participant.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider, and, if thought advisable, approve the Incentive Plan Resolution. A copy of the Option Plan Resolution is set out in Appendix “A” of this Circular.

Approval of the Incentive Plan Resolution will require that it be passed by a majority of the votes cast by Shareholders thereon in person and by proxy.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the approval of the Incentive Plan Resolution disclosed in the Circular unless specifically instructed otherwise on the proxy.

12

Recommendation of the Board

In adopting the Incentive Plan, the Board considered the appropriateness of establishing an omnibus equity incentive compensation plan and concluded, for the reasons discussed above, that it was in the best interests of the Company and favourable to maximizing shareholder value to adopt the Incentive Plan.  Accordingly, the Board unanimously recommends that shareholders of the Company ratify, confirm and approve the Incentive Plan by voting in favour of the resolution confirming the Incentive Plan and the securities distributed pursuant thereto.

RATIFICATION OF ADVANCE NOTICE AMENDMENT TO BY-LAWS

The Board approved, as of April 13, 2015, an amendment to By-Law No. 1 of the Company (the “By-Law Amendment”) to add an advance notice requirement (the “Advance Notice Requirement”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a requisition to call a shareholders meeting made pursuant to the provisions of the Act; or (b) a shareholder proposal made pursuant to the provisions of the Canada Business Corporations Act.

The By-Law Amendment became effective upon its approval by the Board.  However, pursuant to the provisions of the Act, the By-Law Amendment will cease to be effective unless confirmed by a resolution adopted by a simple majority of the votes cast by shareholders at the Meeting.  The full text of the By-Law Amendment is set forth in Appendix “D” to this Circular.

Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Company must be given not less than 35 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

The Company and the Board believe that the Advance Notice Requirement provides a clear process for shareholders to follow to nominate directors and sets out a reasonable time frame for nominee submissions along with a requirement for accompanying information, allowing the Company and the shareholders to evaluate all nominees’ qualifications and suitability as a director of the Company.  The purpose of the Advance Notice Requirement is to treat all shareholders fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and sufficient information with respect to all nominees and can thereby exercise their voting rights in an informed manner.  In addition, the Advance Notice Requirement should assist in facilitating an orderly and efficient meeting process.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to adopt a resolution in substantially the form set out in Appendix “E” to this Circular.

To be effective, the By-Law Amendment Resolution must be approved by not less than a majority of the votes cast by the shareholders present in person, or represented by proxy, at the Meeting.

13

The Board believes that the By-Law Amendment is in the best interests of the Company and therefore unanimously recommends that shareholders vote in favor of the By-Law Amendment Resolution.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favor of the By-Law Amendment Resolution at the Meeting.”

OTHER MATTERS TO BE ACTED UPON

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

14

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	2,125,920	$1.11	3,054,878

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	2,125,920	1.11	3,054,878

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the Common Shares of the Company with the S&P/TSX Composite Total Return Index as at December 31, of each year for the last five years on the basis of cumulative total return, assuming a $100 investment on January 1, 2010:

	1/1/2010	31/12/2010	31/12/2011	31/12/2012	31/12/2013	31/12/2014
S&P/TSX Total Composite Index	$100.00	$113.38	$101.94	$106.12	$114.98	$123.55
Caledonia Common Shares	$100.00	$214.29	$114.29	$142.86	$121.43	$121.43

15

EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

A named executive officer (“NEO”) means each of the following individuals:

(a)	the Chief Executive Officer;

(b)	the Chief Financial Officer;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of form 51-102F6, for that financial year.

Compensation Discussion and Analysis

As at December 31, 2014, the NEOs consist of: (i) Steve Curtis, President and Chief Executive Officer (ii) Mark Learmonth, Chief Financial Officer; (iii) Caxton Mangezi, General Manager and Director of the Blanket Mine; (iv) Trevor Pearton, VP Exploration; and (v) Dana Roets, Chief Operating Officer.

The Company pays and rewards its NEOs in the amounts specifically detailed in the tables below.  The following comments with respect to the remuneration of the NEOs are provided pursuant to the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

(a)
In providing the compensation, and structuring it with the various elements, the Company’s objective is to reward the NEOs generously enough that they are sufficiently happy with their remuneration that they are keen to stay in the service of the Company and motivated to provide the highest quality services possible.

(b)
The compensation packages of the NEOs contain various elements. The remuneration for each of Messrs. Curtis, Learmonth, Mangezi, Pearton and Roets consists of a salary, discretionary bonus and share purchase options.  All the components are recommended to the Compensation Committee by the CEO for approval.  The salary component is usually adjusted for annual inflation applicable in either South Africa or Zimbabwe, as applicable, and the bonus is discretionary and based on the Company’s results and contribution made by the particular NEO.

(c)
While the NEOs have all been granted share purchase options they were, for most of the period until they were re-priced to $0.70 per share, effective August 10, 2010, “out of the money” and had not resulted in the NEOs receiving any benefits from the options.  Mr Curtis is also paid the same per annum Directors’ fees (currently $45,000 per annum) that are paid to all of the Directors.

(d)
The various elements of the compensation of the NEOs have been chosen to make the compensation packages competitive with what is offered by other comparable companies.  The actual amounts are settled by negotiations with the NEOs from time to time.

Notwithstanding the fact that the value of the Common Shares have, in some years, declined on the markets on which the Common Shares trade, the compensation levels of the Company’s NEOs have increased by amounts which were at, or in excess of, the inflation rates experienced in the countries in which the Company conducts its business activities and in which its shares trade.  The compensation of the Company’s NEOs has never been determined in relation to the prices at which its Common Shares have traded.

16

Option-based awards

Share option awards were granted to NEOs at the discretion of the Compensation Committee pursuant to the terms of the Option Plan and may be granted pursuant to the Incentive Plan, if approved by Shareholders at the Meeting.  Previous grants are considered when new grants are being considered.

Compensation governance

The Company has a Compensation Committee (“Committee”) is presently comprised of the following directors: Leigh Wilson, John Kelly, Johan Holtzhausen, Richard Patricio and James Johnstone..  All material issues with respect to compensation of the Directors and Officers are considered by the Committee.  One or more of the committee members has direct experience that is relevant to his responsibilities in executive compensation due to either current or past work exposures at a senior level. The Committee has the skills and experience that enables it to make decisions on the suitability of the company's compensation policies and practices and when it feels it does not have sufficient skills it recruits the services of suitably qualified advisors. The Committee obtains recommendations from the CEO for salary adjustments of NEOs and either approves the recommendation or seeks external advice to support the recommendations made.

Independent Compensation Consultant

In 2014, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”), an independent compensation consultant.  Hugessen provided advice on executive compensation matters, including information, analyses and recommendations to the Compensation Committee on the various components of the Company’s executive compensation programs, as described in this circular. During the early part of 2015, Hugessen provided advice on the proposed Incentive Plan.

All of the Compensation Committee recommendations to the Board with respect to the amount or form of executive and director compensation are made by the Compensation Committee alone.  Those recommendations may reflect factors and considerations other than the information and advice provided by Hugessen.

Executive Search d'Afrique, were retained in February, 2014 by the Company to provide compensation advice and other related services to management.  During 2014, they provided the following services: reviewed the South African market trends for executive compensation and the structure of compensation packages.

Compensation Consultant Fees

Consultant	Type of Work	2014 Fees ($)1	2013 Fees ($)
Hugessen	Executive Compensation-Related Fees	91,886	-
	All Other Fees	-	-
Total		91,886	-
Executive Search d'Afrique	Executive Compensation-Related Fees	8,721	-
	All Other Fees	-	73,188
Total		8,721	73,188

17

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share based awards ($)	Option-based awards	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation	Total compensation
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(5)	(i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Stefan Hayden(1) Chief Executive Officer	2014 2013 2012	938,425 485,724 483,655	_ – –	- - 61,600(4)	- 131,552 108,994	_ – –	_ – –	45,000 153,599 136,673	983,425 770,875 790,922
Steve Curtis(2) President and Chief Executive Officer	2014 2013 2012	452,763 328,691 279,188	_ – –	- - 52,800(4)	66,258 53,550 36,600	_ – –	_ – –	45,000 35,000 25,000	564,021 417,241 393,588
Dana Roets Chief Operating Officer	2014 2013	441,720 119,335	_ –	- -	66,258 10,305	_ –	_ –	_ _	507,978 129,640
Mark(3) Learmonth Chief Financial Officer	2014 2013 2012	303,682 179,928 176,821	_ – –	- - 39,600(4)	66,258 25,704 20,628	_ – –	_ – –	_ _ –	369,940 205,632 237,049
Caxton Mangezi General Manager and Director of the Blanket Mine	2014 2013 2012	369,940 304,321 262,932	_ – –	- - 44,000(4)	30,828 44,702 18,802	– – –	– – –	11,043 11,158 –	411,811 360,181 325,734
Trevor Pearton VP Exploration	2015 2013 2012	237,425 161,704 170,688	_ – –	- - 11,000(4)	19,786 13,880 13,752	_ – –	_ – –	_ _ –	257,211 175,584 195,440

(1)      Mr Hayden stepped down from his role as President and Chief Executive Officer on November 18, 2014.Amounts shown in column (e) for Mr Hayden were paid to a third party management company which provided his services.

(2)      Appointed Chief Executive Officer on November 18, 2014. Prior thereto, Chief Financial Officer.

(3)      Appointed Chief Financial Officer on November 18, 2014. Prior thereto, Vice President Business Development and Investor Relations.

(4)      The share purchase options shown were granted to the NEOs on September 10, 2012 and expire on September 10, 2017 (other than the share purchase options granted to Mr. Hayden, which were forfeited on January 8, 2015, 30 days after his resignation as a Director of the Company).  The share purchase options were all fully vested at the date of being granted and are all exercisable at $0.90 per share.  The fair value is calculated using the Black Scholes methodology using the following assumptions:

•	Risk-free interest rate – 1.0%
•	Expected stock price volatility – 58.37%
•	Expected option life in years – 5 years
•	Fair value at grant date - $0.44

      The total amount shown in (h) relates to directors fees paid to the NEO.

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Option Repricing:

On August 5, 2009 the Board of Directors resolved to reduce the exercise price of all of the options which were then outstanding to $0.70 per share.  At that date all of the outstanding options had exercise prices in excess of $0.70 per share - which means that they were - and had been for some time - “out of the money”.  The repricing of the options required the approval of the shareholders - which was granted at the annual shareholders meeting, held May 18, 2010.  The repricing was subsequently approved by the TSX and the Company resolved to make the repricing effective August 10, 2010.

NEO Name	Date of Repricing	Securities under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing (Days)
Stefan Hayden(1)	Aug. 10/2010	400,000	0.55	2.35	0.70	623
	Aug. 10/2010	600,000	0.55	1.55	0.70	951
Steven Curtis	Aug. 10/2010	30,000	0.55	1.30	0.70	2,100
	Aug. 10/2010	40,000	0.55	1.125	0.70	659
	Aug. 10/2010	230,000	0.55	1.55	0.70	951
Mark Learmonth	Aug. 10/2010	100,000	0.55	1.55	0.70	1,056
Trevor Pearton	Aug. 10/2010	15,000	0.55	2.60	0.70	1,358
	Aug. 10/2010	40,000	0.55	1.55	0.70	951

(1)
Mr Hayden stepped down from his role as President and Chief Executive Officer on November 18, 2014 and resigned as a director of the Company on December 8, 2014.  Accordingly his options expired on January 8, 2015.

Outstanding share-based awards and option-based awards

This table shows, for each NEO, all awards outstanding as at December 31, 2014.
		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexcercised options (un-consolidated) (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)(2)(3)	(f)	(g)	(h)
Stefan Hayden(1)	140,000 300,000	0.90 1.30	Aug 31 , 2017 Jan. 31, 2016	- -	- -	- -	- -
Steve Curtis	30,000 120,000 250,000	0.70 0.90 1.30	May 11, 2016 Aug 31, 2017 Jan 31, 2016	1,200 - -	- -	- -	- -
Mark Learmonth	89,200 150,000	0.90 1.30	Aug 31, 2017 Jan 31, 2016	- - -	- -	- -	- -
Trevor Pearton	15,000 25,000 25,000	0.70 0.90 1.30	Apr 29, 2014 Aug 31, 2017 Jan 31, 2016	600 - -	- -	- -	- -
Caxton Mangezi	100,000 200,000	0.90 1.30	Aug 31, 2017 Jan 31, 2016	- -	- -	- -	- -
Dana Roets	100,000	0.72	Nov 21, 2018	-	-	-	-

(1)      Mr Hayden stepped down from his role as President and Chief Executive Officer on November 18, 2014 and resigned as a director of the Company on December 8, 2014.  Accordingly his options expired on January 8, 2015.

(2)      Values in column (e) are calculated based on the difference between the option exercise price per share and $0.74, the closing price of the Company’s shares on the TSX on December 31, 2014.

(3)      All of the options detailed above and exercisable at $0.70 per share were originally exercisable at various prices between $1.10 and $2.60 per share.  Effective August 10, 2010 the exercise prices of all of such options were reduced to $0.70 per share.  The options shown which are exercisable at $1.30 per share were granted to the NEOs January 31, 2011.  On that date the closing price of the Company’s shares on the TSX was $1.30 per share.

19

Termination and Change of Control Benefits

Each of Messrs. Curtis, Roets, Learmonth, and Pearton has entered into an employment agreement effective January 1, 2014 (collectively, the “Employment Agreements”) with Greenstone Management Services Proprietary Limited, a wholly owned subsidiary of the Company.  Pursuant to the Employment Agreements, Messrs. Curtis, Roets, Learmonth, and Pearton are each entitled to certain payments following or in connection with a termination, resignation, retirement or change of control.

In the event of termination, Messrs. Curtis, Roets, Learmonth, and Pearton’s employment agreements require payment of: (i) one month’s pay per year of service, prorated for part years’ service and calculated on the basis of his current remunerations package; (ii) short term and long term incentives accrued to the last day of employment; and (iii) accumulated but unpaid leave accrued to the last day of employment; (iv) less any amounts owing to the Company.  In the event of a termination: (a) by the Company, occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability, or (b) by the applicable NEO, in certain circumstances occurring within 24 months following a change of control of the Company, such NEO would be entitled to receive, in addition to any other entitlements upon termination: (i) accrued and unpaid amounts of short term incentives and long term incentives; (ii) a lump sum payment equal to 24 months’ pay and; (iii) annual leave accrued.

The following table indicates the estimated termination payment entitlements for applicable NEOs in the event of a termination: (a) in the absence of just cause, in the event of a termination of the NEO by the Company on the last day of 2014; and (b) in the event of a termination of the NEO by the Company occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability.

	Termination in the absence of just cause	Termination following a Change of Control
Steven Curtis	$364,970	$974,000
Mark Learmonth	$191,400	$835,000
Dana Roets	$56,147	$951,000
Trevor Pearton	$279,125	$522,000
Caxton Mangezi	$1,484,236	$777,200

Mr Hayden’s services as President and Chief Executive officer of the Company were provided by Epicure Overseas S.A. (“Epicure”), a Panamanian registered company, pursuant to a consulting agreement.  In accordance with the termination provisions of the agreement, the Company gave 6 months’ notice of termination in July 2014. In connection with Mr Hayden’s stepping down as President and Chief Executive officer on November 18, 2014, the Company paid an amount representing the balance of the notice period payments.  No further termination payments were paid or are payable in respect of the Company’s contract with Epicure.

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DIRECTOR COMPENSATION TABLE

This table shows all amounts of compensation paid or provided to the Directors, other than the NEOs whose compensation is detailed in the Summary Compensation Table on page 18, for the Company’s financial year ended December 31, 2014.

Name	Directors Fees earned ($)	Share based awards ($)	Option-based awards	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation	Total
(a)	(b)	(c)	(d)(1)	(e)	(f)	(g)	(h)
James Johnstone	45,000	–	-	–	–	–	45,000
Leigh Wilson	50,000	–	-	–	–	–	50,000
John Kelly	50,000	–	-	–	–	–	50,000
Richard Patricio	50,000	–	-	–	–	–	50,000
Johan Holtzhausen	45,000	--	-	-	-	-	45,000

(1)      The share purchase options shown were granted to the Directors on November 21, 2013 and expire on November 21, 2018.  They were all fully vested at the date of being granted and are all exercisable at $0.72 per share.  The fair value is calculated using the Black Scholes methodology using the following assumptions:

•      Risk-free interest rate – 0.95%
•      Expected stock price volatility – 57.88%
•      Expected option life in years – 5 years
•      Fair value at grant date - $0.356

The Company does not have a long-term incentive plan (other than its Option Plan and, if approved by the Shareholders, the Incentive Plan), a pension plan or other form of defined benefit plan, for the benefit of the Directors.

The Compensation Committee reviews the compensation paid to Directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the Directors it recommends compensation paid to the Directors.  Since June 1, 2009 the fees have been a flat fee per year ($45,000 as of July 1, 2013) plus reimbursement for out-of-pocket expenses incurred in relation to attendance at Board or Committee meetings.

Since June, 2003 the Company has maintained Directors and Officers liability insurance for Directors and officers of the Company and its affiliates.  The present coverage is of $15,000,000 Canadian per occurrence and in the aggregate. The annual premium for such Directors and Officers Liability insurance is $56,614.

CORPORATE GOVERNANCE PRACTICE

The Company is subject to Canadian National Instrument 58-101 - Corporate Governance Disclosure (“NI 58-101”).  NI 58-101 requires a company to include in its management information circular the disclosure required by Form 58-101F1.  Appendix “F” provides certain corporate governance disclosure in respect of the Company.

Mandate of the Board

The Board of Directors of the Company is responsible for the overall stewardship of the Company, and has full power and authority to manage and control the affairs and business of the Company.  The mandate of the Board of Directors is detailed in the “Charter of the Board of Directors” which can be viewed on the Company website.

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Amongst other things, the Board is responsible for:

1.	supervising the officers of the Company in their management of the business and affairs of the Company;

2.	adoption of and managing the Company’s strategic planning process;

3.	identifying and managing principal risks to the Company’s business;

4.	succession planning including the appointment, training, monitoring and appraisal of senior officers of the Company;

5.	overseeing the administration of a policy for communications by the Company with shareholders, the investment community, the media, governments and the general public;

6.
examination, through its Audit Committee, of the effectiveness of the company’s internal control processes and management information systems.  The Board consults with the VP Finance and management of the Company to ensure the integrity of these systems;

7.	developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board; and

8.	ensuring that Directors may hire outside advisors, at the expense of the company, in appropriate circumstances.

The Board holds regular meetings and additional meetings to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. On average the Board has met approximately seven times per year during the past five years.  In 2014 the Board met 11 times.

As part of the Board’s responsibility for the strategic planning process of the Company, the Board considers and, where appropriate, adopts the goals of the business that are proposed by Management and the strategies and policies within which the Company is managed.  Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Company.

Director Tenure

It is proposed that each of the persons elected as a Director at the Meeting will serve until the close of the next annual meeting of the Company or until his successor is elected or appointed. The Board of Directors has not adopted a term limit for directors.  The Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members.  The Board relies on an annual director assessment procedure in evaluating board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Board Composition

The Board believes that the extensive knowledge of the Company’s business by both the independent and the non-independent Directors is beneficial to the other Directors and their participation as Directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Messrs. Curtis and Holtzhausen is most valuable to the other Directors as a whole.

Caledonia’s Board members consider that the Board’s current composition is efficient and appropriate considering the extent of the Company’s activities and the location of the properties on which most of its activities are conducted.  The Board has concluded that five (5) of the six (6) Directors, Messrs. Wilson, Johnstone, Patricio, Holtzhausen and Kelly are independent Directors within the meaning of the NI 58-101 definitions.

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Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy dated February 15, 2013 (the “Majority Voting Policy”).  Pursuant to the Majority Voting Policy, if a director nominee has more votes withheld than are voted in favour of him or her, such nominee must forthwith submit his or her resignation to the Board of Directors, effective on acceptance by the Board. The Board will refer the resignation to the Governance Committee for consideration. The Board will promptly accept the resignation unless the Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board of Directors or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, the resignation will be accepted (or in rare cases rejected) within 60 days of the meeting.  Following the Board of Directors’ decision on the resignation, the Company will promptly issue a press release disclosing the Board’s decision.  The Majority Voting Policy does not apply to an election that is contested.

Diversity

The Nominating Committee considers diversity in the composition of the Board of Directors and periodically reviews the composition of the Board as a whole to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole.  Accordingly, while the Board of Directors has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board of Directors does take into consideration a nominee’s potential to contribute to diversity within the Board of Directors.  Given that diversity is part of determining the overall balance, which includes gender, the Board has not adopted a gender specific policy target.

The Nominating Committee recognizes the value of diversity.  Currently, the Board of Directors is comprised of male directors, however, the Board continues to consider female nominees for any Board of Directors vacancies, provided that such nominee meets the needs of the Company in relation to her attributes and skills.

Consistent with the Company’s approach to diversity at the Board level, the Company’s hiring practices include consideration of diversity across a number of areas, including gender.  Currently all of the executive officer positions of the Company, including its major subsidiaries are held by men. The Company does not have a target number of women executive officers.  Given the small size of its executive team, the Company believes that implementing targets would not be appropriate.  However, in its hiring practices, the Company considers the level of representation of women in executive officer positions.

Board Committees

The Board of Directors has eight standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee, the Disclosure Committee, the Technical Committee, the Strategic Planning Committee and the Life of Mine Committee.  The Board also constitutes ad hoc committees from time to time for particular purposes.

Audit Committee

The Audit Committee is comprised of Messrs. Johan Holtzhausen, Leigh A. Wilson and John L. Kelly and is chaired by Mr Holtzhausen.  The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:

1.	financial statements and the related reports of management and external auditors;

2.	accounting and financial reporting procedures and methods;

3.
internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

The Board has adopted a “Charter of the Audit Committee” which is attached as Appendix “G”.

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ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website.  Financial information is provided in the Company’s comparative financial statements prepared and audited to December 31, 2014 and in its annual MD&A dated as of March 27, 2015.

Copies of any of the documents described in the Circular are available on the Company’s website.  They also can be obtained by contacting the Company at:

Suite 4009, 1 King Street West,
Toronto, Ontario, Canada M5H 1A1
Phone: 1-416-369-9835
email: info@caledoniamining.com

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APPROVAL

The content of this Circular has been approved by the Board of the Company.
DATED as of the 14th day of April, 2015.
By order of the Board of Directors of Caledonia Mining Corporation

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman

TOR01: 5869354: v9

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APPENDIX “A”

CALEDONIA MINING CORPORATION
INCENTIVE PLAN RESOLUTION

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the 2015 omnibus equity incentive compensation plan of the Company (the “Incentive Plan”), adopted by the Board of Directors of the Company on April 13, 2015, subject to shareholder approval, a copy of which is set out at Appendix D of the management information circular dated April 14, 2015, be and is hereby approved and adopted;

2. all unallocated entitlements issuable pursuant to the Incentive Plan are hereby approved and authorized until May 14, 2018;

3. the Company be and is hereby authorized to issue common shares of the Company (each, a “Common Share”) in satisfaction of the Company’s obligations under any awards granted pursuant to the terms and conditions of the Incentive Plan and any other share compensation arrangements equal in number to an aggregate of 10% of the issued and outstanding Common Shares from time to time; and

4. any director or officer of the Company be and he or she is hereby authorized and directed, on behalf of the Company, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution.

APPENDIX “B”

CALEDONIA MINING CORPORATION
OPTION PLAN

The following is a summary of the principal terms of Caledonia Mining Corporation’s stock option plan dated April 10, 2007, as amended as of March 31, 2011 (the “Option Plan”), which is qualified in its entirety by reference to the text of the Option Plan, a copy of which is available on SEDAR at www.sedar.com.  All capitalized terms used in this summary without definition have the meanings attributed to them in the Option Plan.

(a)
The aggregate number of Common Shares issuable pursuant to options granted under the Option Plan (each an “Option”) must not exceed 10% of the number of issued Common Shares at the time of a grant of the Option;

(b)
The terms and the exercise prices of Options granted will at all times be entirely within the policies and rules of the TSX. The Board determines the exercise prices of new Options granted, provided that they may not be less than the closing price of the Company’s shares on the TSX on the last trading day prior to the granting of the Options;

(c)	Options will be only granted to directors, officers, employees and service providers of the Company and the Company’s subsidiaries;

(d)	Options will only be granted once such grant has been approved by the Compensation Committee and the Board;

(e)	Vesting of Options will be determined at the discretion of the Board;

(f)
The maximum term of an Option will be the later of: (i) five years from the date of the grant of the Option; or (ii) if, at the time of expiry of an Option, the Company is subject to a self-imposed trading blackout, 10 business days following the end of such trading blackout;

(g)	In the case of the death of an optionee the estate of the deceased optionee will be allowed to exercise the Options for one year following the date of death;

(h)
If an optionee’s relationship with the Company is terminated for cause, his or her Option will cease to be exercisable as of the date of termination. If the relationship is terminated by the optionee the Option will cease to be exercisable 30 days after the termination;

(i)
Shareholders’ approval is required for amendments: (i) to the number of Common Shares issuable under the Option Plan, (ii) to reduce the exercise price of an Option, (iii) to extend the term of the Option (other than as permitted by the Option Plan), (iv) to update the number of Options which may be granted to any class or category of Optionee, and (v) which are required to be approved by Shareholders under applicable law.  In all other circumstances, the Board may amend the Option Plan without further Shareholder approval;

(j)
The maximum number of Common Shares issuable to insiders of the Company under the Option Plan and all other security based compensation arrangement is limited to 10% of the outstanding Common Shares, and the maximum number of Common Shares issued to insiders, under the Option Plan and all other security based compensation arrangements, within any one year period, is limited to 10% of the outstanding Common Shares;

(k)
No more than 5% of the Common Shares, calculated at the date of an Option grant, may be provided to any one optionee, and no more than 2% of the Common Shares, calculated at the date of an Option grant, may be provided to any one service provider; and

(l)	Options are non-assignable.

APPENDIX “C”

CALEDONIA MINING CORPORATION
EQUITY INCENTIVE COMPENSATION PLAN

APPENDIX “D”

CALEDONIA MINING CORPORATION
BY-LAW AMENDMENT

Amendment to By-Law 1 to provide for
advance notice requirements for the nomination of directors of
Caledonia Mining Corporation (the “Corporation”)

By-Law No. 1 of the Corporation is hereby amended by adding the following Section 14A:

Section 14A

NOMINATIONS OF DIRECTORS

14A.01
Subject only to the CBCA and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations may be made in the following manner:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the CBCA, or a requisition of meeting of the shareholders of the Corporation made in accordance with the provisions of the CBCA; or

(c)
by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided below in this Section 14A and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth in this Section 14A.

14A.02
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal corporate office of the Corporation.

14A.03	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)
in the case of an annual meeting of shareholders, not less than 35 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (the “Notice Date”) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(c)
In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

14A.04	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person; (iii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the CBCA and Applicable Securities Laws (as defined below); and

(b)
as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the CBCA and Applicable Securities Laws (as defined below).

The Corporation may require any proposed director nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed director nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder of the Corporation’s understanding of the independence, or lack thereof, of such proposed director nominee.

14A.05
No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 14A; provided, however, that nothing in this Section 14A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of the Corporation of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the CBCA. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

14A.06	For purposes of this Section 14A:

(a)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)
“Applicable Securities Laws” means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada.

14A.07
Notwithstanding any other provision of this Section 14A, notice given to the Secretary of the Corporation may only be given by personal delivery, facsimile transmission or by email (at such email address as is stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next subsequent day that is a business day.

14A.08	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Section 14A.

This By-Law Amendment is enacted by the directors of the Corporation on April •, 2015 and is effective on such date.

APPENDIX “E”

CALEDONIA MINING CORPORATION
BY-LAW AMENDMENT RESOLUTION

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.the amendment to By-Law No. 1 of the Company, substantially in the form set out in the management information circular of the Company dated April 14, 2015, be and is hereby approved, ratified and confirmed;

2.the restatement of By-Law No. 1 of the Company to reflect the foregoing amendment be and is hereby authorized; and

3.any one director or officer of the Company, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Company, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.

APPENDIX “F”

CALEDONIA MINING CORPORATION

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE
CALEDONIA MINING CORPORATION

1. Board of Directors (a) Disclose the identity of Directors who are independent.
The Company has determined that 5 of its current 6 Directors are “independent”, within the meaning of NI 58-101.  The following Directors are “independent”:

- James Johnstone
- Johan Holtzhausen
- John Kelly
- Leigh Wilson
- Richard Patricio

(b) Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Steven Curtis is not “independent” within the meaning of NI 58-101. Mr Curtis is a full-time paid executive officer of the Company.
(c) Disclose whether or not a majority of Directors are independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As per (a) and (b) above, a majority of the Directors of the Company are “independent”, within the meaning of NI 58-101.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The only Director who acts as a Director of other reporting issuers and the names of the reporting issuers are:
Richard Patricio

– Macusani Yellowcake Inc.
– U308 Corp.
– Toro Energy Limited
– Mega Precious Metals Inc.
– Terreno Resources Corp.
– Energy Fuels Inc.
– Macarthur Minerals Limited
– NexGen Energy Ltd.
Johan Holtzhausen
– DRDGOLD Limited

(e) Disclose whether or not the independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance.  If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

The Company holds one regularly scheduled in-person Board Meeting annually, held in conjunction with the AGM, occasional other in-person meetings and a number of regularly scheduled or special telephone conference Board Meetings each year.  The agendas of these meetings occasionally include the holding of a meeting “in camera” which excludes participation by Mr Curtis as the Director representing management of the Company.  Open and candid discussion is encouraged at all meetings.  Meetings only include meetings of the independent Directors if such a meeting is requested by an independent director. In 2014 there was a total of 11 meetings of the Board of Directors.

(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent Directors.

Leigh Wilson, the Chairman of the Board is independent. The Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees.
(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The Company held 11 Board meetings in 2014. Each Director attended 10 of the 11 Board Meetings in 2014
2. Board Mandate Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Company has a written Charter of the Board of Directors. It can be viewed on the Company’s website.
3. Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair or each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has established position descriptions for the Chairman of the Board as well as for the Chairs of each committee.

The primary responsibility of the Chairs is to ensure that the Board and its committees are operating effectively and meet the objectives set in their respective charters.

Committee chairs report periodically to the Board - usually in Board meetings.  Chairs are expected to report in writing to the Board any matters they consider being of importance.  The composition of the Committees can be found on the Company’s website in the Corporate Governance section and on page 5 of the Circular.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has not established written position descriptions for the President and Chief Executive Officer of the Company.  Nevertheless they are expected to fulfill the responsibilities that normally go with those positions - which includes the following key responsibilities: set the strategic direction of the Company in conjunction with the Board and then execute the strategy; provide leadership; procure the necessary financing to enable the Company to continue its planned work programs and report on a regular basis to the Board and the Company’s shareholders.

4. Orientation and Continuing Education

(a)Briefly describe what measures the Board takes to orient new Directors regarding

(i)      the role of the Board, its committees and its Directors, and

(ii)      the nature and operation of issuer’s business

The normal orientation for a new director includes meeting with the other Directors and the senior management of the Company.  The goal is to provide a new director with a history of the Company and provide him or her with a briefing of the key strategies and issues that the Company is currently facing.  In addition, particularly if the director is new to the role of director, the orientation also includes a briefing of his/her responsibilities, regarding the legal responsibilities of being a director and an insider of the Company.  The orientation includes a discussion on how the Board and its committees function including the anticipated time commitments.  He/she is provided with the relevant documentation including the Company’s corporate governance documents.

A new director is invited to meet the key members of management and to study the Company’s material documents and recently published materials.  Five of the six directors have visited the operating mine in Zimbabwe. The directors also undertake training with the Nomad appointed in terms of the AIM rules to ensure they are aware of the rules established for AIM listed companies.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

The Company does not provide continuing education for its Directors except if and when a director makes a request. Directors are encouraged to attend relevant seminars and other educational presentations when they are available.  Other Directors periodically discuss the performance of the Directors on an informal basis.

5. Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the Directors, officers and employees.  If the Board has adopted a written code:

(i)      disclose how a person or company may obtain a copy of the code;

(ii)      describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)                  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board expects Directors and Company employees to behave ethically at all times and has adopted a written code of ethics policy, which includes a “whistleblower” provision.

A copy of the Company’s Code of Business Conduct and Ethics, dated April 8, 2004, can be found on the Company’s website at www.caledoniamining.com in the Corporate Governance Section.

The Board does not formally monitor compliance with the Code.  Directors maintain an informal awareness of the Code and would normally be alert to any violation of the Code.  The Board does not have any formal established procedures to alert it to any violations to the Code.

There were no reported incidents relating to the Company’s Code of Ethics/whistleblower policy since its adoption in 2004.

The Board has adopted an Anti-bribery Policy that adheres to the legal requirements of all jurisdictions under which it is governed.

(b) Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any actual or potential conflict of interest situation.  As such, the director must excuse himself from any such discussions and refrain from voting on any such issues.  The Chair may also request that a director excuse himself or abstain from voting on an issue if he feels that there may be a conflict.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	None specifically, except the general prevailing awareness by the Directors that they are expected to cause the Company to maintain ethical business conduct.
6. Nomination of Directors (a) Describe the process by which the Board identifies new candidates for Board nomination.
The Company’s Nominating Committee consists of the Company’s Chairman, Leigh Wilson and the President and CEO, Steve Curtis.  The Nominating Committee undertakes no activities except if and when the Board determines that a new Director should or must be appointed.  However, all Directors recognize the value of having persons on the Board who can contribute - and all Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nominating Committee.

The Nominating Committee is comprised of one independent and one non-independent Director.  As to the Committee’s objectivity see sub-clause (a) above.

(b) Disclose whether or not the Board has a nominating committee composed entirely of independent Directors.  If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.

See above.
(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	See above.

7. Compensation (a) Describe the process by which the Board determines the compensation for the issuer’s Directors and officers.	The Company has prepared the Compensation report “Compensation Discussion and Analysis” included in this Circular.
(b) Disclose whether or not the Board has a compensation committee composed entirely of independent Directors.  If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

Directors’ and Officers’ compensation is generally considered by the Compensation Committee of the Board, which comprises of five “independent” Directors.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The principal responsibilities of the Compensation Committee are to review the compensation for the Directors, the President and Chief Executive Officer, the CFO, and the executive officers of the Company, and to prepare the executive compensation report for disclosure to shareholders.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In late 2013 and early 2014 the Compensation Committee commenced consultations with consultants in Canada (Hugessen Consulting) and South Africa (Executive Search d'Afrique) regarding a revised remuneration structure that would include a base salary, short term performance payments and longer term incentives in order to align the strategic direction and goals of the Company with the remuneration structures of the NEOs. The advisors are tasked with benchmarking the remuneration policies against international norms of a peer group of companies operating both in Canada and South Africa. The final recommendations are yet to be defined and communicated to the Compensation Committee and NEOs. Executive Search d'Afrique was also used during the recruitment process for the COO of the Company.

8. Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
(i)      The primary role of the Corporate Governance Committee is to develop and implement corporate governance principles and policies established by the Board and to ensure that these principles are regularly reviewed, updated and adhered to.

(ii)      The function of the Disclosure Committee is to maintain a current awareness of the disclosure requirements applicable to publicly traded companies and as required by the rules of the Toronto Stock Exchange and securities regulatory authorities having jurisdiction.  The Committee and its members are expected to ensure that the disclosures by the Company are in compliance with those requirements.

(iii)                  The function of the Technical committee is to communicate with management on matters of a technical nature and advise the Board as and when technical issues are discussed that require the Board to resolve a course of action.

(iv)                  The function of the Strategic Committee is to understand, analyse, formulate and monitor the strategic direction proposed by management to the Board.

(v)       The function of the Life of Mine Committee is to monitor the implementation of the Revised Investment plan at Blanket Mine.

9. Assessments

Disclose whether or not the Board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution.  In the annual Board Meetings held in conjunction with the Annual Meeting there was always discussion of the performance of the Board and the Committees.

10. Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

See page 22 of the accompanying management information circular under “Director Tenure”
11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

See page 23 of the accompanying management information circular under “Diversity”.
12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or reelection to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

See page 23 of the accompanying management information circular under “Diversity”.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

See page 23 of the accompanying management information circular under “Diversity”.
14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

See page 23 of the accompanying management information circular under “Diversity”.
15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

See page

APPENDIX “G”

CALEDONIA MINING CORPORATION
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
(As adopted November 9, 2006)

I.	Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Caledonia Mining Corporation (“Caledonia”) is to assist the Board in its oversight of the:

-	integrity, adequacy and timeliness of Caledonia’s financial reporting and disclosure practices;

-	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;

-	compliance with legal and regulatory requirements related to financial reporting; and

-	independence and performance of Caledonia’s independent external auditors (“Auditors”).

The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules (“Rules”).

The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with generally accepted accounting principles.

II.	Authority

1.
The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Caledonia, or Caledonia’s outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee (“Members”), or consultants to the Committee’

2.	The Committee shall have unrestricted access to Caledonia’s books and records;

3.	The Committee has authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors engaged by the Audit Committee; and

(c)	communicate directly with the internal and external auditors.

III.	Composition and Meetings

1.	The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;

2.
Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.	The Committee shall be comprised of three or more Directors, one of whom shall serve as the Chairperson;

4.
Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Caledonia are listed or proposed to be listed for trading (hereinafter generally called the “Stock Exchange”), and each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

5.	All Members shall be, or promptly after appointment shall become, financially literate as defined by the Rules;

6.
The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

7.	If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

8.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

9.	The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities;

10.	The Committee may invite such other persons to its meetings as it deems appropriate;

11.	The Auditors will have direct access to the Committee on their own initiative;

12.	The Chairperson of the Committee (“Chairperson”), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements; and

13.	The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV.	Responsibilities

A.           With Respect to financial disclosure documents:

1.
The Committee shall review Caledonia’s interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.
The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3.
The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;

4.	The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses;

5.	The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response;

6.
The Committee shall meet no less frequently than annually separately with the Auditors and Caledonia’s Chief Financial Officer to review Caledonia’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7.
The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8.	The Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the Auditors;

9.
The Committee must be satisfied that adequate procedures are in place for the review of Caledonia’s public disclosure of financial information extracted or derived from Caledonia’s financial statements, other than the public disclosure referred to in sub-clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;

10.	The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by Caledonia regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of Caledonia of concerns regarding questionable accounting or auditing matters; and

11.	The Committee must review and approve Caledonia’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B.           With Respect to the Auditors

1.
The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors - but only after the Committee has given its recommendations as to their compensation;

2.	The Committee shall review the performance of the Auditors;

3.	The Auditors must report directly to the Committee;

4.	The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5.
The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence; and

6.	The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C.           Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

1.	Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities; and

2.
Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

CALEDONIA MINING CORPORATION

2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

(i)

ARTICLE 8 RESTRICTED SHARE AND RESTRICTED SHARE UNITS		15
8.1	GRANT OF RESTRICTED SHARES OR RESTRICTED SHARE UNITS	15
8.2	RESTRICTED SHARE OR RESTRICTED SHARE UNIT AGREEMENT	15
8.3	NONTRANSFERABILITY OF RESTRICTED SHARE AND RESTRICTED SHARE UNITS	15
8.4	OTHER RESTRICTIONS	16
8.5	CERTIFICATE LEGEND	16
8.6	VOTING RIGHTS	16
8.7	DIVIDENDS AND OTHER DISTRIBUTIONS	17
8.8	DEATH, RETIREMENT AND OTHER TERMINATION OF EMPLOYMENT	17
8.9	PAYMENT IN SETTLEMENT OF RESTRICTED SHARE UNITS	19
ARTICLE 9 DEFERRED SHARES UNITS		20
9.1	GRANT OF DEFERRED SHARE UNITS	20
9.2	DEFERRED SHARE UNIT AGREEMENT	20
9.3	NONTRANSFERABILITY OF DEFERRED SHARE UNITS	20
9.4	TERMINATION OF EMPLOYMENT	20
ARTICLE 10 PERFORMANCE SHARES AND PERFORMANCE UNITS		20
10.1	GRANT OF PERFORMANCE SHARES AND PERFORMANCE UNITS	20
10.2	VALUE OF PERFORMANCE SHARES AND PERFORMANCE UNITS	20
10.3	EARNING OF PERFORMANCE SHARES AND PERFORMANCE UNITS	20
10.4	FORM AND TIMING OF PAYMENT OF PERFORMANCE SHARES AND PERFORMANCE UNITS	21
10.5	DIVIDENDS AND OTHER DISTRIBUTIONS	21
10.6	DEATH AND OTHER TERMINATION OF EMPLOYMENT.	21
10.7	NONTRANSFERABILITY OF PERFORMANCE SHARES AND PERFORMANCE UNITS	24
ARTICLE 11 FULL VALUE SHARE-BASED AWARDS		24
11.1	SHARE-BASED AWARDS	24
11.2	TERMINATION OF EMPLOYMENT	24
11.3	NONTRANSFERABILITY OF SHARE-BASED AWARDS	24
ARTICLE 12 BENEFICIARY DESIGNATION		24
12.1	BENEFICIARY	24
12.2	DISCRETION OF THE COMMITTEE	25

(ii)

ARTICLE 13 RIGHTS OF PERSONS ELIGIBLE TO PARTICIPATE		25
13.1	EMPLOYMENT	25
13.2	PARTICIPATION	25
13.3	RIGHTS AS A SHAREHOLDER	25
ARTICLE 14 CHANGE OF CONTROL		25
14.1	ACCELERATED VESTING AND PAYMENT	25
14.2	ALTERNATIVE AWARDS	26
ARTICLE 15 AMENDMENT, MODIFICATION, SUSPENSION AND TERMINATION		26
15.1	AMENDMENT, MODIFICATION, SUSPENSION AND TERMINATION	26
15.2	ADJUSTMENT OF AWARDS UPON THE OCCURRENCE OF UNUSUAL OR NONRECURRING EVENTS	27
15.3	AWARDS PREVIOUSLY GRANTED	28
ARTICLE 16 WITHHOLDING		28
16.1	WITHHOLDING	28
16.2	ACKNOWLEDGEMENT	28
ARTICLE 17 SUCCESSORS		28
ARTICLE 18 GENERAL PROVISIONS		28
18.1	FORFEITURE EVENTS	28
18.2	LEGEND	29
18.3	DELIVERY OF TITLE	29
18.4	INVESTMENT REPRESENTATIONS	29
18.5	UNCERTIFICATED SHARES	29
18.6	UNFUNDED PLAN	29
18.7	NO FRACTIONAL SHARES	30
18.8	OTHER COMPENSATION AND BENEFIT PLANS	30
18.9	NO CONSTRAINT ON CORPORATE ACTION	30
18.10	COMPLIANCE WITH CANADIAN SECURITIES LAWS	30
ARTICLE 19 LEGAL CONSTRUCTION		30
19.1	GENDER AND NUMBER	30
19.2	SEVERABILITY	30
19.3	REQUIREMENTS OF LAW	30
19.4	GOVERNING LAW	31
19.5	COMPLIANCE WITH SECTION 409A OF THE CODE	31

(iii)

CALEDONIA MINING CORPORATION

2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

ARTICLE 1
ESTABLISHMENT, PURPOSE AND DURATION

1.1           Establishment of the Plan.  Caledonia Mining Corporation, a Canadian federal corporation (the “Company”), hereby establishes an incentive compensation plan to be known as the 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”).  The Plan permits the grant of Stock Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Deferred Stock Units, Performance Shares, Performance Units and Share-Based Awards.  The Plan shall be adopted and become effective on the date approved by the Board (the “Effective Date”), provided that no Awards may be exercised, paid or settled until the Plan has been approved by the shareholders of the Company and the Toronto Stock Exchange.

1.2           Purpose of the Plan.  The purposes of the Plan are: (i) to promote a significant alignment between officers and employees of the Company and its Affiliates (as defined below) and the growth objectives of the Company; (ii) to associate a portion of participating employees’ compensation with the performance of the Company over the long term; and (iii) to attract, motivate and retain the critical employees to drive the business success of the Company.

1.3           Duration of the Plan.  The Plan shall commence as of the Effective Date, as described in Section 1.1 herein, and shall remain in effect until terminated by the Board (as defined below) pursuant to Article 15 hereof.

1.4           Successor Plan.  This Plan shall in respect of Options (as defined below) serve as the successor to the Company’s current Incentive Stock Option Plan dated April 10, 2007 (the “Predecessor Plan”), and no further awards shall be made under the Predecessor Plan from and after the Effective Date of this Plan.  Each Option granted under the Predecessor Plan shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant.

ARTICLE 2
DEFINITIONS

Whenever used in the Plan, the following terms shall have the respective meanings set forth below, unless the context clearly requires otherwise, and when such meaning is intended, such term shall be capitalized.

“Affiliate” means any corporation, partnership or other entity (i) in which the Company, directly or indirectly, has majority ownership interest or (ii) which the Company controls.  For the purposes of this definition, the Company is deemed to “control” such corporation, partnership or other entity if the Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, partnership or other entity, whether through the ownership of voting securities, by contract or otherwise, and includes a corporation which is considered to be a subsidiary for purposes of consolidation under International Financial Reporting Standards.

“Award” means, individually or collectively, a grant under this Plan of Options, SARs, Restricted Shares, Restricted Share Units, Performance Shares, Performance Units or Share-Based Awards, in each case subject to the terms of this Plan.

“Award Agreement” means either (i) a written agreement entered into by the Company or an Affiliate of the Company and a Participant setting forth the terms and provisions applicable to Awards granted under this Plan; or (ii) a written statement issued by the Company or an Affiliate of the Company to a Participant describing the terms and provisions of such Award.  All Award Agreements shall be deemed to incorporate the provisions of the Plan.  An Award Agreement need not be identical to other Award Agreements either in form or substance.

“Beneficial Ownership” shall have the meaning ascribed to such term in Section 90 of the OSA.

“Blackout Period” means a period of time during which the Participant cannot sell Shares, due to applicable law or policies of the Company in respect of insider trading.

“Board” or “Board of Directors” means the Board of Directors of the Company.

“Cause” means any of:

(a)	dishonesty of the Participant as it relates to the performance of his duties in the course of his employment by, or as an officer or director of, the Company or an Affiliate;

(b)	fraud committed by the Participant;

(c)	willful disclosure of confidential or private information regarding the Company or an Affiliate by the Participant;

(d)	the Participant aiding a competitor of the Company or an Affiliate;

(e)	misappropriation of a business opportunity of the Company or an Affiliate by the Participant;

(f)	willful misconduct or gross negligence in the performance of the Participant’s duties under his or her employment agreement;

(g)	a breach by the Participant of a material provision of his or her employment agreement or the Code of Business Conduct and Ethics adopted by the Company from time to time;

(h)
the willful and continued failure on the part of the Participant to substantially perform duties in the course of his employment by, or as an officer of, the Company or an Affiliate, unless such failure results from an incapacity due to mental or physical illness;

(i)	willfully engaging in conduct that is demonstrably and materially injurious to the Company or an Affiliate, monetarily or otherwise; or

(j)	any other act or omission by the Participant which would amount to just cause for termination at common law.

“Change of Control” shall occur if any of the following events occur:

(a)
the acquisition, directly or indirectly and by any means whatsoever, by any person, or by a group of persons acting jointly or in concert, of beneficial ownership or control or direction over that number of Voting Securities which is greater than 50% of the total issued and outstanding Voting Securities immediately after such acquisition, unless such acquisition arose as a result of or pursuant to:

(i)
an acquisition or redemption by the Company of Voting Securities which, by reducing the number of Voting Securities outstanding, increases the proportionate number of Voting Securities beneficially owned by such person to 50% or more of the Voting Securities then outstanding;

(ii)	acquisitions of Voting Securities which were made pursuant to a dividend reinvestment plan of the Company;

(iii)
the receipt or exercise of rights issued by the Company to all the holders of Voting Securities to subscribe for or purchase Voting Securities or securities convertible into Voting Securities, provided that such rights are acquired directly from the Company and not from any other person;

(iv)
a distribution by the Company of Voting Securities or securities convertible into Voting Securities for cash consideration made pursuant to a public offering or by way of a private placement by the Company ("Exempt Acquisitions");

(v)
a stock-dividend, a stock split or other event pursuant to which such person receives or acquires Voting Securities or securities convertible into Voting Securities on the same pro rata basis as all other holders of securities of the same class ("Pro-Rata Acquisitions"); or

(vi)	the exercise of securities convertible into Voting Securities received by such person pursuant to an Exempt Acquisition or a Pro-Rata Acquisition ("Convertible Security Acquisitions");

provided, however, that if a person shall acquire 50% or more of the total issued and outstanding Voting Securities by reason of any one or a combination of (1) acquisitions or redemptions of Voting Shares by the Company, (2) Exempt Acquisitions, (3) Pro-Rata Acquisitions, or (4) Convertible Security Acquisitions and, after such share acquisitions or redemptions by the Company or Exempt Acquisitions or Pro-Rata Acquisitions or Convertible Security Acquisitions, acquires additional Voting Securities exceeding one per cent of the Voting Securities outstanding at the date of such acquisition other than pursuant to any one or a combination of Exempt Acquisitions, Convertible Security Acquisitions or Pro-Rata Acquisitions, then as of the date of such acquisitions such acquisition shall be deemed to be a "Change of Control";

(b)
the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board of Directors, unless such election or appointment is approved by 50% or more of the Board of Directors in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened; and

(c)
any transaction or series of transactions, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, whereby all or substantially all of the shares or assets of the Company become the property of any other person (the “Successor Entity”), (other than a subsidiary of the Company) unless:

(i)
individuals who were holders of Voting Securities immediately prior to such transaction hold, as a result of such transaction, in the aggregate, more than 50% of the voting securities of the Successor Entity;

(ii)	a majority of the members of the board of directors of the Successor Entity is comprised of individuals who were members of the Board of Directors immediately prior to such transaction; and

(iii)
after such transaction, no person or group of persons acting jointly or in concert, holds more than 50% of the voting securities of the Successor Entity unless such person or group of persons held securities of the Company in the same proportion prior to such transaction.

“Change of Control Price” means (i) the highest price per Share offered in conjunction with any transaction resulting in a Change of Control (as determined in good faith by the Committee if any part of the offered price is payable other than in cash), or (ii) in the case of a Change of Control occurring solely by reason of a change in the composition of the Board, the highest Fair Market Value of the Shares on any of the thirty (30) trading days immediately preceding the date on which a Change of Control occurs, except if the relevant participant is subject to taxation under the ITA such Change of Control price shall be deemed to be a price determined by the Committee based on the closing price of a Share on the TSX on the trading day preceding the Change of Control date or based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Change of Control date.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

“Committee” means the Board of Directors or if so delegated in whole or in part by the Board, the Compensation Committee of the Board of Directors, or any other duly authorized committee of the Board appointed by the Board to administer the Plan or.

“Company” means Caledonia Mining Corporation, a Canadian federal corporation, and any successor thereto as provided in Article 17 herein.

“Consultant” means a Person that:

(i)	is engaged to provide services to the Company or an Affiliate other than services provided in relation to a distribution of securities of the Company or an Affiliate;

(ii)	provides the services under a written contract with the Company or an Affiliate; and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate;

provided that with respect to Consultants who are U.S. Persons, such Consultants shall be granted Awards under this Plan only if:

(i)	they are natural persons;

(ii)	they provide bona fide services to the Company or its majority-owned subsidiaries; and

(iii)	such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

“Deferred Share Unit” means an Award denominated in units that provides the holder thereof with a right to receive Shares or cash or a combination thereof upon settlement of the Award, granted under Article 9 herein and subject to the terms of this Plan.

“Director” means any individual who is a member of the Board of Directors of the Company.

“Disability” means the Participant’s inability to substantially fulfil his or her duties on behalf of the Company or an Affiliate for a continuous period of six (6) months or more or the Participant’s inability to substantially fulfil his or her duties on behalf of the Company or an Affiliate for an aggregate period of six (6) months or more during any consecutive twelve (12) month period; and if there is any disagreement between the Company or an Affiliate and the Participant as to the Participant’s Disability or as to the date any such Disability began or ended, the same shall be determined by a physician mutually acceptable to the Company and the Participant whose determination shall be conclusive evidence of any such Disability and of the date any such Disability began or ended.

“Dividend Equivalent” means a right with respect to an Award to receive cash, Shares or other property equal in value and form to dividends declared by the Board and paid with respect to outstanding Shares.  Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement, and if specifically provided for in the Award Agreement shall be subject to such terms and conditions set forth in the Award Agreement as the Committee shall determine.

“Employee” means any employee of the Company or an Affiliate.  Directors who are not otherwise employed by the Company or an Affiliate shall not be considered Employees under this Plan.

“Fair Market Value” or “FMV” means, unless otherwise required by any applicable provision of the Code or any regulations thereunder or by any applicable accounting standard for the Company’s desired accounting for Awards or by the rules of the TSX, a price that is determined by the Committee, provided that such price cannot be less than the greater of (i) the volume weighted average trading price of the Shares on the TSX for the five trading days immediately prior to the grant date or (ii) the closing price of the Shares on the TSX on the trading day immediately prior to the grant date.

“Fiscal Year” means the Company’s fiscal year commencing on January 1 and ending on December 31 or such other fiscal year as approved by the Board.

“Freestanding SAR” means a SAR that is not a Tandem SAR, as described in Article 7 herein.

“Grant Price” means the price against which the amount payable is determined upon exercise of a SAR.

“Insider” shall have the meaning ascribed thereto in Section 1(1) of the OSA.

“ITA” means the Income Tax Act (Canada).

“Non-Employee Director” means a Director who is not an Employee.

“Notice Period” means any period of contractual notice or reasonable notice that the Company or the Affiliate may be required at law, by contract or otherwise agrees to provide to a Participant upon termination of employment, whether or not the Company or Affiliate elects to pay severance in lieu of providing notice to the Participant, provided that where a Participant’s employment contract provides for an increased severance or termination payment in the event of termination following a Change of Control, the Notice Period for the purposes of the Plan shall be the Notice Period under such contract applicable to a termination which does not follow a Change of Control.

“Option” means the conditional right to purchase Shares at a stated Option Price for a specified period of time subject to the terms of this Plan.

“Option Price” means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

“OSA” means the Securities Act (Ontario), as may be amended from time to time.

“Participant” means an Employee, Non-Employee Director or Consultant who has been selected to receive an Award, or who has an outstanding Award granted under the Plan.

“Performance-Based Compensation” means compensation under an Award that is granted in order to provide remuneration solely on account of the attainment of one or more Performance Goals under circumstances that satisfy the requirements of Section 162(m) of the Code.

“Performance Goal” means a performance criterion selected by the Committee for a given Award.

“Performance Period” means the period of time during which the assigned performance criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award.

“Performance Share” means an Award granted under Article 10 herein and subject to the terms of this Plan, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

“Performance Unit” means an Award granted under Article 10 herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

“Period of Restriction” means the period when an Award of Restricted Share or Restricted Share Units is subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events as determined by the Committee, in its discretion.

“Person” shall have the meaning ascribed to such term in Section 1(1) of the OSA.

“Restricted Share” means an Award of Shares subject to a Period of Restriction, granted under Article 8 herein and subject to the terms of this Plan.

“Restricted Share Unit” means an Award denominated in units subject to a Period of Restriction, with a right to receive Shares or cash or a combination thereof upon settlement of the Award, granted under Article 8 herein and subject to the terms of this Plan.

“Retirement” or “Retire” means a Participant’s permanent withdrawal from employment or office with the Company or Affiliate on terms and conditions accepted and determined by the Board.

“Shares” means common shares of the Company.

“Share Appreciation Right” or “SAR” means the conditional right to receive the difference between the FMV of a Share on the date of exercise over the Grant Price, pursuant to the terms of Article 7 herein and subject to the terms of this Plan.

“Share-Based Award” means an equity-based or equity-related Award granted under Article 11 herein and subject to the terms of this Plan, and not otherwise described by the terms of this Plan.

“Successor Entity” has the meaning ascribed thereto under subsection (c) of the definition of Change of Control.

“Tandem SAR” means a SAR that the Committee specifies is granted in connection with a related Option pursuant to Article 7 herein and subject to the terms of this Plan, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be cancelled) or a SAR that is granted in tandem with an Option but the exercise of such Option does not cancel the SAR, but rather results in the exercise of the related SAR.  Regardless of whether an Option is granted coincident with a SAR, a SAR is not a Tandem SAR unless so specified by the Committee at the time of grant.

“Total Share Authorization” has the meaning ascribed thereto under Section 4.1.

“TSX” means the Toronto Stock Exchange and at any time the Shares are not listed and posted for trading on the TSX, shall be deemed to mean such other stock exchange or trading platform upon which the Shares trade and which has been designated by the Committee.

“Voting Power” shall mean such number of Voting Securities as shall enable the holders thereof to cast all the votes which could be cast in an annual election of directors of a company.

“Voting Securities” shall mean any securities of the Company ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.

ARTICLE 3
ADMINISTRATION

3.1           General.  The Committee shall be responsible for administering the Plan.  The Committee may employ attorneys, consultants, accountants, agents and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons.  All actions taken and all interpretations and determinations made by the Committee shall be final, conclusive and binding upon the Participants, the Company, and all other interested parties.

3.2           Authority of the Committee.  The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and any Award Agreement or other agreement ancillary to or in connection with the Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper.  Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including grant, exercise price, issue price and vesting terms, determining Performance Goals applicable to Awards and whether such Performance Goals have been achieved, and, subject to Article 15, adopting modifications and amendments, or subplans to the Plan or any Award Agreement, including, without limitation, any that are necessary or appropriate to comply with the laws or compensation practices of the jurisdictions in which the Company and Affiliates operate.

3.3           Delegation.  The Committee may delegate to one or more of its members any of the Committee’s administrative duties or powers as it may deem advisable; provided, however, that any such delegation must be permitted under applicable corporate law.

ARTICLE 4
SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1           Number of Shares Available for Awards.  Subject to adjustment as provided in Section 4.2 herein, the number of Shares hereby reserved for issuance to Participants under the Plan, together with Shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding Shares from time to time (the “Total Share Authorization”).  Subject to applicable law, the requirements of the TSX and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

The number of Shares reserved for issue to Insiders pursuant to this Plan, together with Shares reserved for issue to Insiders under any other share compensation arrangements of the Company, shall not exceed 10% of the aggregate outstanding Shares of the Company.  Within any one-year period, the number of Shares issued to Insiders pursuant to this Plan and all other share compensation arrangements of the Company shall not exceed 10% of the aggregate outstanding Shares of the Company.  If the number of Shares shall be increased or decreased as a result of a stock split, consolidation reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a stock dividend in the ordinary course, the Company may make appropriate adjustments to the maximum number of Shares which may be issued from the treasury of the Company under the Plan.

This Plan is an “evergreen” plan whereby the number of Shares equivalent to the number of Awards and securities of any other share compensation arrangements that have been issued, exercised, terminated, cancelled, redeemed, repurchased or expired, at any time, are immediately re-reserved for issuance under the Plan and available for future issuances subject to the limits contained herein.

4.2           Adjustments in Authorized Shares.  In the event of any corporate event or transaction (collectively, a “Corporate Reorganization”) (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee shall make or provide for such adjustments or substitutions, as applicable, in the number and kind of Shares that may be issued under the Plan, the number and kind of Shares subject to outstanding Awards, the Option Price or Grant Price applicable to outstanding Awards, the Total Share Authorization, the limit on issuing Awards other than Options granted with an Option Price equal to at least the FMV of a Share on the date of grant or Share Appreciation Rights with a Grant Price equal to at least the FMV of a Share on the date of grant, and any other value determinations applicable to outstanding Awards or to this Plan, as are equitably necessary to prevent dilution or enlargement of Participants’ rights under the Plan that otherwise would result from such corporate event or transaction.  In connection with a Corporate Reorganization, the Committee shall have the discretion to permit a holder of Options to purchase (at the times, for the consideration, and subject to the terms and conditions set out in this Plan) and the holder will then accept on the exercise of such Option, in lieu of the Shares that such holder would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that such holder would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, that holder had owned all Shares that were subject to the Option.  Such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in Shares.

The Committee shall also make appropriate adjustments in the terms of any Awards under the Plan as are equitably necessary to reflect such corporate event or transaction and may modify any other terms of outstanding Awards, including modifications of performance criteria and changes in the length of Performance Periods.  The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan, provided that any such adjustments must comply with Section 409A of the Code with respect to any U.S. Participants.

Subject to the provisions of Article 13 and any applicable law or regulatory requirement, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution or conversion of Awards under this Plan in connection with any such corporate event or transaction, upon such terms and conditions as it may deem appropriate.  Additionally, the Committee may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution or conversion as provided in the previous sentence.

ARTICLE 5
ELIGIBILITY AND PARTICIPATION

5.1           Eligibility.  Individuals eligible to participate in the Plan include all Employees, Non-Employee Directors and Consultants.

5.2           Actual Participation.  Subject to the provisions of the Plan, the Committee may, from time to time, in its sole discretion select from among eligible Employees, Non-Employee Directors and Consultants, those to whom Awards shall be granted under the Plan, and shall determine in its discretion the nature, terms, conditions and amount of each Award.

ARTICLE 6
STOCK OPTIONS

6.1           Grant of Options.  Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee in its discretion.

6.2           Award Agreement.  Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine.

6.3           Option Price.  The Option Price for each grant of an Option under this Plan shall be determined by the Committee and shall be specified in the Award Agreement.  The Option Price for an Option shall be not less than the FMV of the Shares on the date of grant.

6.4           Duration of Options.  Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.  Notwithstanding the foregoing, the expiry date of any Option shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period or within five days of the end of the Blackout Period.

6.5           Exercise of Options.  Options granted under this Article 6 shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6           Payment.  Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares (subject to the application of any cashless exercise procedures accepted by the Committee.

The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash, certified cheque or wire transfer; or (b) by any other method approved or accepted by the Committee in its sole discretion subject to the rules of the TSX and such rules and regulations as the Committee may establish.  Such methods may include cashless exercise and settlement.

Subject to Section 6.7 and any governing rules or regulations, as soon as practicable after receipt of a notification of exercise and full payment for the Shares, the Shares in respect of which the Option has been exercised shall be issued as fully-paid and non-assessable shares of the Company.  As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and to receive as promptly as possible thereafter a certificate or evidence of book entry representing the said number of Shares.  The Company shall cause to be delivered to or to the direction of the Participant Share certificates or evidence of book entry Shares in an appropriate amount based upon the number of Shares purchased under the Option(s), but in any event, on or before the 15th day of the third month of the year following the year in which the Option was exercised.

6.7           Restrictions on Share Transferability.  The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted pursuant to this Plan as it may deem advisable, including, without limitation, requiring the Participant to hold the Shares acquired pursuant to exercise for a specified period of time, or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed and/or traded.

6.8           Death, Retirement and Termination of Employment.

(a)	Death: If a Participant dies while an Employee, Director of, or Consultant to, the Company or an Affiliate:

(i)
the executor or administrator of the Participant’s estate may exercise Options of the Participant equal to the number of Options that were exercisable at the Termination Date (as defined at Section 6.8(d) below);

(ii)
the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires.  Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date; and

(iii)	such Participant’s eligibility to receive further grants of Options under the Plan ceases as of the Termination Date.

(b)	Retirement: If a Participant voluntarily Retires then:

(i)
any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (i) the date that is six months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires.  Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date,

(ii)
the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date, and

(iii)
notwithstanding (b)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(c)
Termination of Employment:  Where a Participant’s employment or term of office or engagement terminates (for any reason other than death or voluntary Retirement (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)), then:

(i)
any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (i) the date that is three months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires.  Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date,

(ii)
the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date, and

(iii)
notwithstanding (c)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(d)	For purposes of section 6.8, the term, “Termination Date” means, in the case of a Participant whose employment or term of office or engagement with the Company or an Affiliate terminates:

(i)	by reason of the Participant’s death, the date of death;

(ii)
for any reason whatsoever other than death, the date of the Participant’s last day actively at work for or actively engaged by the Company or the Affiliate, as the case may be; and for greater certainty “Termination Date” in any such case specifically does not mean the date on which any period of contractual notice or reasonable notice that the Company or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire; and

(iii)
the resignation of a director shall be considered to be a Retirement whereas the expiry of a director’s term on the Board without re-election (or nomination for election) shall be considered to be a termination of his or her term of office.

6.9           Nontransferability of Options. Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, an Option granted under this Article 6 may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.  Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, all Options granted to a Participant under this Article 6 shall be exercisable during such Participant’s lifetime only by such Participant.

ARTICLE 7
SHARE APPRECIATION RIGHTS

7.1           Grant of SARs.  Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time and upon such terms as shall be determined by the Committee in its discretion.  The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SARs.

The SAR Grant Price for each grant of a Freestanding SAR shall be determined by the Committee and shall be specified in the Award Agreement.  The SAR Grant Price may include a Grant Price based on one hundred percent (100%) of the FMV of the Shares on the date of grant, a Grant Price that is set at a premium to the FMV of the Shares on the date of grant, or is indexed to the FMV of the Shares on the date of grant, with the index determined by the Committee, in its discretion, provided that the Grant Price may never be less than the FMV of the Shares on the date of Grant.  The Grant Price of Tandem SARs shall be equal to the Option Price of the related Option.

7.2           SAR Agreement.  Each SAR Award shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and any such other provisions as the Committee shall determine.

7.3           Term of SAR.  The term of a SAR granted under the Plan shall be determined by the Committee, in its sole discretion, and except as determined otherwise by the Committee and specified in the SAR Award Agreement, no SAR shall be exercisable later than the tenth (10th) anniversary date of its grant. Notwithstanding the foregoing, the expiry date of any SAR shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period or within five days of the end of the Blackout Period.

7.4           Exercise of Freestanding SARs..  Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes.

7.5           Exercise of Tandem SARs.  With respect to Participants who are not subject to taxation under the ITA, Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option.  With respect to Participants subject to taxation under the ITA, prior to exercising a Tandem SAR the Participant must elect to receive the Tandem SAR in consideration for the disposition of that Participant’s right to receive shares under the Option.  A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

7.6           Payment of SAR Amount.  Upon the exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount representing the difference between the FMV of the underlying Shares on the date of exercise over the Grant Price.  At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares of equivalent value (based on the FMV on the date of exercise of the SAR, as defined in the Award Agreement or otherwise defined by the Committee thereafter), in some combination thereof, or in any other form approved by the Committee at its sole discretion.  Payment shall be made no earlier than the date of exercise nor later than 2½ months after the close of the year in which the SAR is exercised.  The Committee’s determination regarding the form of SAR payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the SAR.

7.7           Termination of Employment.  Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant’s employment or other relationship with the Company or Affiliates.  Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

7.8           Nontransferability of SARs.  Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, a SAR granted under the Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.  Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, all SARs granted to a Participant under the Plan shall be exercisable during such Participant’s lifetime only by such Participant.

7.9           Other Restrictions.  Without limiting the generality of any other provision of this Plan, the Committee may impose such other conditions and/or restrictions on any Shares received upon exercise of a SAR granted pursuant to the Plan as it may deem advisable.  This includes, but is not limited to, requiring the Participant to hold the Shares received upon exercise of a SAR for a specified period of time.

ARTICLE 8
RESTRICTED SHARE AND RESTRICTED SHARE UNITS

8.1           Grant of Restricted Shares or Restricted Share Units.  Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Restricted Shares and/or Restricted Share Units to Participants in such amounts and upon such terms as the Committee shall determine.

8.2           Restricted Share or Restricted Share Unit Agreement.  Each Restricted Share and/or Restricted Share Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Restricted Shares or the number of Restricted Share Units granted, the settlement date for Restricted Share Units, and any such other provisions as the Committee shall determine, provided that unless otherwise determined by the Committee or as set out in any Award Agreement, no Restricted Share Unit shall vest later than three years after the date of grant.

8.3           Nontransferability of Restricted Share and Restricted Share Units.  Except as otherwise provided in this Plan or the Award Agreement, the Restricted Shares and/or Restricted Share Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable Period of Restriction specified in the Award Agreement (and in the case of Restricted Share Units until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement at the time of grant or thereafter by the Committee.  All rights with respect to the Restricted Shares and/or Restricted Share Units granted to a Participant under the Plan shall be available during such Participant’s lifetime only to such Participant, except as otherwise provided in the Award Agreement at the time of grant or thereafter by the Committee.

8.4        Other Restrictions.  The Committee shall impose, in the Award Agreement at the time of grant or anytime thereafter, such other conditions and/or restrictions on any Restricted Shares or Restricted Share Units granted pursuant to this Plan as it may deem advisable, including, without limitation, a requirement that Participants pay a stipulated purchase price for each Restricted Share or each Restricted Share Unit, restrictions based upon the achievement of specific performance criteria, time-based restrictions on vesting following the attainment of the performance criteria, time-based restrictions, restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Shares or Restricted Share Units.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Restricted Shares, or Shares delivered in settlement of Restricted Share Units, in the Company’s possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 8, Restricted Shares covered by each Restricted Share Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse, and Restricted Share Units shall be settled through payment in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion, shall determine.

8.5        Certificate Legend.  In addition to any legends placed on certificates pursuant to Section 8.4 herein, each certificate representing Restricted Shares granted pursuant to the Plan may bear a legend such as the following:

“The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer as set forth in the 2015 Omnibus Equity Incentive Compensation Plan and in the associated Award Agreement.  A copy of the Plan and such Award Agreement may be obtained from the Chief Financial Officer of Caledonia Mining Corporation.”

8.6         Voting Rights.  To the extent required by law, Participants holding Restricted Shares granted hereunder shall have the right to exercise full voting rights with respect to those Shares during the Period of Restriction.  A Participant shall have no voting rights with respect to any Restricted Share Units granted hereunder.

8.7           Dividends and Other Distributions.  During the Period of Restriction, Participants holding Restricted Shares or Restricted Share Units granted hereunder may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares or Dividend Equivalents while they are so held in a manner determined by the Committee in its sole discretion.  Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement.  The Committee may apply any restrictions to the dividends or Dividend Equivalents that the Committee deems appropriate.  The Committee, in its sole discretion, may determine the form of payment of dividends or Dividend Equivalents, including cash, Shares, Restricted Shares or Restricted Share Units.

8.8           Death, Retirement and other Termination of Employment.

(a)	Death: If a Participant dies while an Employee, Director of, or Consultant to, the Company or an Affiliate:

(i)	any Restricted Share or Restricted Share Units held by the Participant that have not vested as at the Termination Date (as defined at Section 8.8(e) below) shall vest immediately;

(ii)
any Restricted Shares and Restricted Share Units held by the Participant that have vested (including Restricted Shares and Restricted Share Units vested in accordance with Section 8.8(a)(i)) as at the Termination Date (as defined at Section 8.8(e) below), shall be paid to the Participant's estate in accordance with the terms of the Plan and Award Agreement; and

(iii)	such Participant's eligibility to receive further grants of Restricted Share Units or Restricted Shares under the Plan ceases as of the Termination Date.

(b)
Disability:  If a Participant suffers a Disability while an Employee, Director of, or Consultant to, the Company or an Affiliate and, as a result, his or her employment or engagement with the Company or an Affiliate is terminated:

(i)
the number of Restricted Shares or Restricted Share Units held by the Participant and that have not vested (collectively referred to in this Section 8.8 as the "Unvested Awards") shall be reduced to be equal to the product of (A) the number of Unvested Awards; and (B) the fraction obtained when dividing (x) the number of calendar days from the date of the award of the Unvested Awards to the Termination Date (as defined at Section 8.8(e) below) and (x) the number of calendar days from the date of the award of the Unvested Awards to the original vesting date set out in the Award Agreement;

(ii)	the number of Unvested Awards, as calculated pursuant to Section 8.8(b)(i), shall continue to vest in accordance with the terms of the Plan and Award Agreement; and

(iii)	such Participant's eligibility to receive further grants of Restricted Share Units or Restricted Shares under the Plan ceases as of the Termination Date.

(c)	Retirement: If a Participant voluntarily Retires then:

(i)	any Restricted Share Units held by the Participant that have vested before the Termination Date (as defined at Section 8.8(e) below) shall be paid to the Participant;

(ii)
any Unvested Awards held by the Participant at the Termination Date (as defined at Section 8.8(e) below) shall continue to vest in accordance with the terms of the Plan and Award Agreement following the Termination Date (as defined at Section 8.8(e) below) until the earlier of: (i) the date determined by the Committee, in its sole discretion; and (ii) the date on which the Restricted Share Units vest pursuant to the original Award Agreement in respect of such Unvested Awards; and

(iii)	such Participant's eligibility to receive further grants of Restricted Share Units or Restricted Shares under the Plan ceases as of the Termination Date.

(d)
Termination other than Death, Disability or Retirement: Unless determined otherwise by the Committee, where a Participant’s employment or term of office or engagement terminates for any reason other than death, Disability or Retirement (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(i)
any Restricted Share Units held by the Participant that have vested before the Termination Date (as defined at Section 8.8(e) below) shall be paid to the Participant. Any Restricted Share Units or Restricted Shares held by the Participant that are not yet vested at the Termination Date (as defined at Section 8.8(e) below) will be immediately cancelled and forfeited to the Company on the Termination Date;

(ii)
the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate provides the Participant with written notification that the Participant's employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date; and

(iii)
notwithstanding Sections 8.8(d)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Restricted Share Units and Restricted Shares are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(e)	For purposes of section 8.8, the term, “Termination Date” means, in the case of a Participant whose employment or term of office or engagement with the Company or an Affiliate terminates:

(i)	by reason of the Participant’s death, the date of death;

(ii)	by reason of termination for Cause, resignation by the Participant or Retirement, the Participant's last day actively at work for or actively engaged by the Company or an Affiliate;

(iii)	by reason of Disability, the date of the Participant's last day actively at work for or actively engaged by the Company or an Affiliate;

(iv)
for any reason whatsoever other than death, termination for Cause, Retirement or termination by reason of Disability, the later of the (A) date of the Participant's last day actively at work for or actively engaged by the Company or the Affiliate, and (B) the last date of the Notice Period; and

(v)
the resignation of a director and the expiry of a director's term on the Board without re-election (or nomination for election) shall each be considered to be a termination of his or her term of office.

(f)
Change of Control:  The occurrence of a Change of Control will not result in the vesting of Unvested Awards, provided that: (i) such Unvested Awards will continue to vest in accordance with the Plan and Award Agreement; and (ii) any Successor Entity agrees to assume the obligations of the Company in respect of such Unvested Awards.

(g)
Termination Following a Change of Control:  Where a Participant’s employment or term of office or engagement is terminated for any reason, other than for Cause, during the 24 months following a Change in Control, any Unvested Awards as at the date of such termination shall be deemed to have vested as at the date of such termination and shall become payable as at the date of termination.

8.9           Payment in Settlement of Restricted Share Units.  When and if Restricted Share Units become payable, the Participant issued such units shall be entitled to receive payment from the Company in settlement of such units in cash, Shares (issued from treasury) of equivalent value (based on the FMV, as defined in the Award Agreement at the time of grant or thereafter by the Committee), in some combination thereof, or in any other form, all as determined by the Committee at its sole discretion.  The Committee’s determination regarding the form of payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the Restricted Share Units.  In the event settlement is made by payment in cash, such payment shall be made by the earlier of (i) 2½ months after the close of the year in which such conditions or restrictions were satisfied or lapsed and (ii) December 31 of the third year following the year of the grant date.

ARTICLE 9
DEFERRED SHARES UNITS

9.1           Grant of Deferred Share Units.  Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Deferred Share Units to Participants in such amounts and upon such terms as the Committee shall determine.

9.2           Deferred Share Unit Agreement.  Each Deferred Share Unit grant shall be evidenced by an Award Agreement that shall specify the number of Deferred Share Units granted, the settlement date for Deferred Share Units, and any other provisions as the Committee shall determine, including, but not limited to a requirement that Participants pay a stipulated purchase price for each Deferred Share Unit, restrictions based upon the achievement of specific performance criteria, time-based restrictions, restrictions under applicable laws or under the requirements of any stock exchange or market upon which the Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Deferred Share Units.

9.3           Nontransferability of Deferred Share Units.  Except as otherwise provided in this Plan or the Award Agreement, the Deferred Share Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated.  All rights with respect to the Deferred Share Units granted to a Participant under the Plan shall be available during such Participant’s lifetime only to such Participant, except as otherwise provided in the Award Agreement at the time of grant or thereafter by the Committee.

9.4           Termination of Employment, Consultancy or Directorship.  Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Deferred Share Units following termination of the Participant’s employment or other relationship with the Company or Affiliates.  Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Deferred Share Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

ARTICLE 10
PERFORMANCE SHARES AND PERFORMANCE UNITS

10.1           Grant of Performance Shares and Performance Units.  Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Performance Shares and/or Performance Units to Participants in such amounts and upon such terms as the Committee shall determine.

10.2           Value of Performance Shares and Performance Units.  Each Performance Share and Performance Unit shall have an initial value equal to the FMV of a Share on the date of grant.  The Committee shall set performance criteria for a Performance Period in its discretion, which, depending on the extent to which they are met, will determine, in the manner determined by the Committee and set forth in the Award Agreement, the value and/or number of each Performance Share or Performance Unit that will be paid to the Participant.

10.3           Earning of Performance Shares and Performance Units.  Subject to the terms of this Plan and the applicable Award Agreement, after the applicable Performance Period has ended, the holder of Performance Shares/Performance Units shall be entitled to receive payout on the value and number of Performance Shares/Performance Units, determined as a function of the extent to which the corresponding performance criteria have been achieved.  Notwithstanding the foregoing, the Company shall have the ability to require the Participant to hold any Shares received pursuant to such Award for a specified period of time.

10.4           Form and Timing of Payment of Performance Shares and Performance Units.  Payment of earned Performance Shares/Performance Units shall be as determined by the Committee and as set forth in the Award Agreement.  Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Shares/Performance Units in the form of cash or in Shares issued from treasury (or in a combination thereof) equal to the value of the earned Performance Shares/Performance Units at the end of the applicable Performance Period.  Any Shares may be granted subject to any restrictions deemed appropriate by the Committee.  The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement for the grant of the Award or reserved for later determination.  In no event will delivery of such Shares or payment of any cash amounts be made later than the earlier of (i) 2½ months after the close of the year in which such conditions or restrictions were satisfied or lapsed and (ii) December 31 of the third year following the year of the grant date.

10.5           Dividends and Other Distributions.  The Committee shall determine whether Participants holding Performance Shares will receive Dividend Equivalents with respect to dividends declared with respect to the Shares.  Dividends or Dividend Equivalents may be subject to accrual, forfeiture or payout restrictions as determined by the Committee in its sole discretion.

10.6           Death and other Termination of Employment.

(a)	Death: If a Participant dies while an Employee, Director of, or Consultant to, the Company or an Affiliate:

(i)
the number of Performance Shares or Performance Share Units held by the Participant that have not vested (collectively referred to in this Section 10.6 as “Unvested Awards”) shall be adjusted as set out in the applicable Award Agreement (collectively referred to in this Section 10.6 as “Deemed Awards”);

(ii)	any Deemed Awards shall vest immediately;

(iii)
any Performance Shares and Performance Shares Units held by the Participant that have vested (including Deemed Awards vested in accordance with Section 10.6(a)(ii) shall be paid to the Participant’s estate in accordance with the terms of the Plan and Award Agreement; and

(iv)	such Participant’s eligibility to receive further grants of Performance Shares or Performance Share Units under the Plan ceases as of the Termination Date (as defined at Section 10.6(e) below).

(b)
Disability:  If a Participant suffers a Disability while an Employee, officer or director of or Consultant to the Company or an Affiliate and as a result his or her employment with the company or Affiliate is terminated:

(i)
Unvested Awards shall be reduced to be equal to the product of (A) the number of Unvested Awards; and (B) the fraction obtained when dividing (x) the number of calendar days from the date of the award of the Unvested Awards to the Termination Date (as defined at Section 10.6(e) below) and (x) the number of calendar days from the date of the award of the Unvested Awards to the original vesting date set out in the Award Agreement;

(ii)	the number of Unvested Awards, as calculated pursuant to Section 10.6(b)(i), shall continue to vest in accordance with the terms of its Plan and Award Agreement; and

(iii)	such Participant’s eligibility to receive further grants of Performance Share Units or Performance Shares under the Plan ceases as of the Termination Date.

(c)	Retirement: If a Participant voluntarily Retires then:

(i)	any Performance Shares or Performance Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant;

(ii)
any Unvested Awards held by the Participant at the Termination Date (as defined at Section 10.6(e) below) shall continue to vest in accordance with the terms of the Plan and Award Agreement following the Termination Date until the earlier of: (i) the date determined by the Committee, in its sole discretion; and (ii) the date on which the Performance Share Units vest pursuant to the original Award Agreement in respect of such Unvested Awards; and

(iii)	such Participant's eligibility to receive further grants of Performance Shares or Performance Share Units under the Plan ceases as of the Termination Date.

(d)
Termination other than Death, Disability or Retirement: Unless determined otherwise by the Committee, where a Participant’s employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(i)
any Performance Share Units or Performance Shares held by the Participant that have vested before the Termination Date shall be paid to the Participant in accordance with the terms of the Plan and Award Agreement. Any Performance Shares Units or Performance Shares held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to the Company on the Termination Date;

(ii)
the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date; and

(iii)
notwithstanding Sections 10.6(c)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Performance Share Units or Performance Shares are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(e)	For purposes of this Section 10.6, the term, “Termination Date” has the meaning set out in Section 8.8(e).

(f)	Change of Control: The occurrence of a Change of Control will not result in the vesting of Unvested Awards, provided that:

(i)	such Unvested Awards will continue to vest in accordance with the Plan and the Award Agreement;

(ii)
the level of achievement of Performance Goals for Fiscal Years completed prior to the date of the Change of Control shall be based on the actual performance achieved to the date of the Change of Control and the level of achievement of Performance Goals for Fiscal Years completed following the date of the Change of Control shall be based on the assumed achievement of 100% of the Performance Goals; and

(iii)	any Successor Entity agrees to assume the obligations of the Company in respect of such Unvested Awards.

(g)
Termination following Change of Control:  For the period of 24 months following a Change of Control, where a Participant’s employment or term of office or engagement is terminated for any reason, other than for Cause:

(i)	any Unvested Awards as at the date of such termination shall be deemed to have vested as at the date of such termination and shall become payable as at the date of termination; and

(ii)
the level of achievement of Performance Goals for any Unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the Fiscal Year immediately prior to the date of termination.

10.7           Nontransferability of Performance Shares and Performance Units.  Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, Performance Shares/Performance Units may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.  Further, except as otherwise provided in a Participant’s Award Agreement or otherwise by the Committee at any time, a Participant’s rights under the Plan shall inure during such Participant’s lifetime only to such Participant.

ARTICLE 11
FULL VALUE SHARE-BASED AWARDS

11.1           Share-Based Awards.  The Committee may, to the extent permitted by the TSX, grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares and issuance of unrestricted Shares in satisfaction of compensation (including salary, bonus or other incentive)) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Committee shall determine; provided that the maximum number of Share-Based Awards issued in any calendar year shall not exceed one per cent (1%) of the issued and outstanding Shares on January 1 of such calendar year. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares, subject to applicable corporate law and securities law requirements.

11.2           Termination of Employment.  Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive Share-Based Awards following termination of the Participant’s employment or other relationship with the Company or Affiliates.  Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Share-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

11.3           Nontransferability of Share-Based Awards.  Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, Share-Based Awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.  Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, a Participant’s rights under the Plan shall be exercisable during such Participant’s lifetime only by such Participant.

ARTICLE 12
BENEFICIARY DESIGNATION

12.1           Beneficiary. A Participant’s “beneficiary” is the person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death.  A Participant may designate a beneficiary or change a previous beneficiary designation at such times as prescribed by the Committee and by using such forms and following such procedures approved or accepted by the Committee for that purpose.  If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, the beneficiary shall be the Participant’s estate.

12.2           Discretion of the Committee. Notwithstanding the provisions above, the Committee may, in its discretion, after notifying the affected Participants, modify the foregoing requirements, institute additional requirements for beneficiary designations, or suspend the existing beneficiary designations of living Participants or the process of determining beneficiaries under this Article 12, or both, in favor of another method of determining beneficiaries.

ARTICLE 13
RIGHTS OF PERSONS ELIGIBLE TO PARTICIPATE

13.1           Employment.  Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or an Affiliate to terminate any Participant’s employment, consulting or other service relationship with the Company or an Affiliate at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or an Affiliate.

Neither an Award nor any benefits arising under this Plan shall constitute part of an employment or service contract with the Company or an Affiliate, and, accordingly, subject to the terms of this Plan, this Plan may be terminated or modified at any time in the sole and exclusive discretion of the Committee or the Board without giving rise to liability on the part of the Company or an Affiliate for severance payments or otherwise, except as provided in this Plan.

For purposes of the Plan, unless otherwise provided by the Committee, a transfer of employment of a Participant between the Company and an Affiliate or among Affiliates, shall not be deemed a termination of employment.  The Committee may provide in a Participant’s Award Agreement or otherwise the conditions under which a transfer of employment to an entity that is spun off from the Company or an Affiliate shall not be deemed a termination of employment for purposes of an Award.

13.2           Participation.  No Employee or other Person eligible to participate in the Plan shall have the right to be selected to receive an Award.  No person selected to receive an Award shall have the right to be selected to receive a future Award, or, if selected to receive a future Award, the right to receive such future Award on terms and conditions identical or in proportion in any way to any prior Award.

13.3           Rights as a Shareholder.  A Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

ARTICLE 14
CHANGE OF CONTROL

14.1           Accelerated Vesting and Payment.  Subject to the provisions of Section 14.2 or as otherwise provided in the Plan or the Award Agreement, in the event of a Change of Control, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control.

14.2           Alternative Awards.  Notwithstanding Section 14.1, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change of Control that such Award shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any successor to the Company or an Affiliate as described in Article 16; provided, however, that any such Alternative Award must:

(a)	be based on stock which is traded on the TSX and/or an established securities market in London, England or the United States;

(b)
provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule (including vesting upon termination of employment) and identical or better timing and methods of payment;

(c)	recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control; and

(d)	have substantially equivalent economic value to such Award (determined prior to the time of the Change of Control).

ARTICLE 15
AMENDMENT, MODIFICATION, SUSPENSION AND TERMINATION

15.1           Amendment, Modification, Suspension and Termination.

(a)
Except as set out in clauses (b) and (c) below, and as otherwise provided by law, or stock exchange rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Plan or any Award in whole or in part without notice to, or approval from, shareholders, including, but not limited to for the purposes of:

(i)	making any amendments to the general vesting provisions of any Award;

(ii)	making any amendments to the general term of any Award provided that no Award held by an Insider may be extended beyond its original expiry date;

(iii)	making any amendments to add covenants or obligations of the Company for the protection of Participants;

(iv)
making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

(v)	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

(b)
Other than as expressly provided in an Award Agreement or as set out herein with respect to a Change of Control, the Committee shall not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Plan without the consent of the Participant.

(c)	The following amendments to the Plan shall require the prior approval of the Company’s shareholders:

(i)
A reduction in the Option Price of a previously granted Option or the Grant Price of a previously granted SAR benefitting an Insider of the Company or one of its Affiliates except for adjustments to the Option Price or Grant Price applicable to outstanding Awards pursuant to Section 4.2 hereof.

(ii)	Any amendment or modification which would increase the total number of Shares available for issuance under the Plan.

(iii)	An increase to the limit on the number of Shares issued or issuable under the Plan to Insiders of the Company;

(iv)	An extension of the expiry date of an Option or SAR, other than as otherwise permitted hereunder in relation to a Blackout Period or otherwise; or

(v)	Any amendment to the amendment provisions of the Plan under this Section 15.1.

15.2           Adjustment of Awards Upon the Occurrence of Unusual or Nonrecurring Events.  The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events in addition to the events described in Section 4.2 hereof affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.  The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

15.3           Awards Previously Granted.  Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

ARTICLE 16
WITHHOLDING

16.1           Withholding. The Company or any Affiliate shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company or any Affiliate, an amount sufficient to satisfy federal, state and local taxes or provincial, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising or as a result of this Plan or any Award hereunder.  The Committee may provide for Participants to satisfy withholding requirements by having the Company withhold and sell Shares or the Participant making such other arrangements, including the sale of Shares, in either case on such conditions as the Committee specifies.

16.2           Acknowledgement. Participant acknowledges and agrees that the ultimate liability for all taxes legally payable by Participant is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company.  Participant further acknowledges that the Company: (a) makes no representations or undertakings regarding the treatment of any taxes in in connection with any aspect of this Plan; and (b) does not commit to and is under no obligation to structure the terms of this Plan to reduce or eliminate Participant’s liability for taxes or achieve any particular tax result.  Further, if Participant has become subject to tax in more than one jurisdiction, Participant acknowledges that the Company may be required to withhold or account for taxes in more than one jurisdiction.

ARTICLE 17
SUCCESSORS

Any obligations of the Company or an Affiliate under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or Affiliate, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the businesses and/or assets of the Company or Affiliate, as applicable.

ARTICLE 18
GENERAL PROVISIONS

18.1           Forfeiture Events.  Without limiting in any way the generality of the Committee’s power to specify any terms and conditions of an Award consistent with law, and for greater clarity, the Participant’s rights, payments and benefits with respect to an Award shall, at the sole discretion of the Committee, be subject to reduction, cancellation, forfeiture of any vested and unvested Awards or recoupment of any payments or settlements made in the current Fiscal Year or immediately prior Fiscal Year (provided such determination is made within 45 days of the end of that Fiscal Year) upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such specified events shall include, but shall not be limited to, any of: (a) the Participant’s failure to accept the terms of the Award Agreement, violation of material Company and Affiliate policies, breach of noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection or other agreements that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and Affiliates; (b) the Participant’s misconduct, fraud, gross negligence; and (c) the restatement of the financial statements of the Company that resulted in Awards which should not have vested, settled, or been paid had the original financial statements been properly stated.

Except as expressly otherwise provided in this Plan or an Award Agreement, the termination and the expiry of the period within which an Award will vest and may be exercised by a Participant shall be based upon the last day of actual service by the Participant to the Company and specifically does not include any period of notice that the Company may be required to provide to the Participant under applicable employment law.

18.2           Legend.  The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

18.3           Delivery of Title.  The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a)	Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b)	Completion of any registration or other qualification of the Shares under any applicable law or ruling of any governmental body that the Company determines to be necessary or advisable.

18.4           Investment Representations.  The Committee may require each Participant receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

18.5           Uncertificated Shares.  To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis to the extent not prohibited by applicable law or the rules of any applicable stock exchange.

18.6           Unfunded Plan.  Participants shall have no right, title or interest whatsoever in or to any investments that the Company or an Affiliate may make to aid it in meeting its obligations under the Plan.  Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company or an Affiliate and any Participant, beneficiary, legal representative or any other person.  Awards shall be general unsecured obligations of the Company, except that if an Affiliate executes an Award Agreement instead of the Company the Award shall be a general unsecured obligation of the Affiliate and not any obligation of the Company.  To the extent that any individual acquires a right to receive payments from the Company or an Affiliate, such right shall be no greater than the right of an unsecured general creditor of the Company or Affiliate, as applicable.  All payments to be made hereunder shall be paid from the general funds of the Company or Affiliate, as applicable, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

18.7           No Fractional Shares.  No fractional Shares shall be issued or delivered pursuant to the Plan or any Award Agreement.  In such an instance, unless the Committee determines otherwise, fractional Shares and any rights thereto shall be forfeited or otherwise eliminated.

18.8           Other Compensation and Benefit Plans.  Nothing in this Plan shall be construed to limit the right of the Company or an Affiliate to establish other compensation or benefit plans, programs, policies or arrangements.  Except as may be otherwise specifically stated in any other benefit plan, policy, program or arrangement, no Award shall be treated as compensation for purposes of calculating a Participant’s rights under any such other plan, policy, program or arrangement.

18.9           No Constraint on Corporate Action.  Nothing in this Plan shall be construed (i) to limit, impair or otherwise affect the Company’s or an Affiliate’s right or power to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) to limit the right or power of the Company or an Affiliate to take any action which such entity deems to be necessary or appropriate.

18.10           Compliance with Canadian Securities Laws.  All Awards and the issuance of Shares underlying such Awards issued pursuant to the Plan will be issued pursuant to an exemption from the prospectus requirements of Canadian securities laws where applicable.

ARTICLE 19
LEGAL CONSTRUCTION

19.1           Gender and Number.  Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

19.2           Severability.  In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3           Requirements of Law.  The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or securities exchanges as may be required.  The Company or an Affiliate shall receive the consideration required by law for the issuance of Awards under the Plan.

The inability of the Company or an Affiliate to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company or an Affiliate to be necessary for the lawful issuance and sale of any Shares hereunder, shall relieve the Company or Affiliate of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

19.4           Governing Law.  The Plan and each Award Agreement shall be governed by the laws of the Province of Ontario excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

19.5           Compliance with Section 409A of the Code.

(a)
To the extent the Plan is applicable to a particular Participant subject to the Code, it is intended that this Plan and any Awards made hereunder shall not provide for the payment of “deferred compensation” within the meaning of Section 409A of the Code or shall be structured in a manner and have such terms and conditions that would not cause such a Participant to be subject to taxes and interest pursuant to Section 409A of the Code.  This Plan and any Awards made hereunder shall be administrated and interpreted in a manner consistent with this intent.

(b)
To the extent that any amount or benefit in favour of a Participant who is subject to the Code would constitute “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Plan or any Award Agreement by reason of the occurrence of a Change of Control or the Participant’s disability or separation from service, such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless: (i) the circumstances giving rise to such Change of Control, disability or separation from service meet the description or definition of “change in control event,” “disability,” or “separation from service,” as the case may be, in Section 409A of the Code and applicable proposed or final Treasury regulations thereunder, and (ii) the payment or distribution of such amount or benefit would otherwise comply with Section 409A of the Code and not subject the Participant to taxes and interest pursuant to Section 409A of the Code.  This provision does not prohibit the vesting of any Award or the vesting of any right to eventual payment or distribution of any amount or benefit under this Plan or any Award Agreement.

(c)	The Committee shall use its reasonable discretion to determine the extent to which the provisions of this Article 19.5 will apply to a Participant who is subject to taxation under the ITA.